SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)

                             ASCENT PEDIATRICS, INC.
                                (Name of Issuer)

                                  Common Stock,
                           $.00004 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    04362X101
                                 (CUSIP Number)

                                Brian P. Friedman
                           FS Private Investments LLC
                         55 East 52nd Street, 37th Floor
                          New York, New York 10055-0002
                                 (212) 409-5600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 14, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------     ----------------------------------
CUSIP No. 04362 X1 01                                           Page  2
--------------------------------     ----------------------------------
---------- --------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      FS Private Investments LLC                                   13-3940694
---------- --------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) / /
                                                                 (b) /x/

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                    / /
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------------------- --------- --------------------------------
 NUMBER OF     7     SOLE VOTING POWER
  SHARES       -----------------------------------------------------------------
BENEFICIALLY
 OWNED BY      8     SHARED VOTING POWER   6,050,314, which includes 1,105,263
   EACH              shares of Common Stock issuable upon the conversion of
REPORTING            $5,250,000 aggregate principal amount of the Company's 8.0%
  PERSON             Convertible Subordinated Notes, 1,333,333 shares of Common
   WITH              Stock issuable upon conversion of $4,000,000 aggregate
                     principal amount of Third Amendment Notes, 600,000
                     shares of Common Stock issuable upon the exercise of Third
                     Amendment Warrants and 1,000,000 shares of Common Stock
                     issuable upon the exercise of Fourth Amendment Warrants.
               -----------------------------------------------------------------
               9     SOLE DISPOSITIVE POWER
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER  6,050,314, which includes
                     1,105,263 shares of Common Stock issuable upon the
                     conversion of $5,250,000 aggregate principal amount of the
                     Company's 8.0% Convertible Subordinated Notes, 1,333,333
                     shares of Common Stock issuable upon conversion of
                     $4,000,000 aggregate principal amount of Third Amendment
                     Notes, 600,000 shares of Common Stock issuable upon the
                     exercise of Third Amendment Warrants and 1,000,000 shares
                     of Common Stock issuable upon the exercise of Fourth
                     Amendment Warrants.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,050,314
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  / /
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      44.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      OO
--------------------------------------------------------------------------------

--------------------------------     ------------------------------------------
CUSIP No. 04362 X1 01                 Page  3
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Furman Selz Investors II L.P.                          13-3937561
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) / /
                                                             (b) /x/
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                  / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
  NUMBER OF          7     SOLE VOTING POWER
   SHARES            -----------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER 5,188,196, which includes 974,316
  OWNED BY                 shares of Common Stock issuable upon the conversion
    EACH                   of $4,628,000 aggregate principal amount of the
 REPORTING                 Company's 8.0% Convertible Subordinated Notes,
  PERSON                   1,175,407 shares of Common Stock issuable upon
   WITH                    conversion of $3,526,222 aggregate principal
                           amount of Third Amendment Notes, 528,933 shares of
                           Common Stock issuable upon the exercise of Third
                           Amendment Warrants and 881,556 shares of Common Stock
                           issuable upon the exercise of Fourth Amendment
                           Warrants.
                     -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
                     -----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER 5,188,196, which includes
                            974,316 shares of Common Stock issuable upon the conversion of $4,628,000 aggregate principal amount of the Company's 8.0% Convertible
                            Subordinated Notes, 1,175,407 shares of Common Stock issuable upon conversion of $3,526,222 aggregate principal amount of Third Amendment Notes,
                            528,933 shares of Common Stock issuable upon the exercise of Third Amendment Warrants and
                            881,556 shares of Common Stock issuable upon the exercise of Fourth Amendment Warrants.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,188,196
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  / /
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      39.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
--------------------------------------------------------------------------------

--------------------------------     ------------------------------------------
CUSIP No. 04362 X1 01                Page  4
--------------------------------     ------------------------------------------
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      FS Employee Investors LLC                                 13-3937563
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) / /
                                                             (b) /x/
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                  / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
  NUMBER OF          7     SOLE VOTING POWER
   SHARES            -----------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER  444,741, which includes 83,579
  OWNED BY                 shares of Common Stock issuable upon the conversion
    EACH                   of $397,000 aggregate principal amount of the
  REPORTING                Company's 8.0% Convertible Subordinated Notes,
 PERSON WITH               100,741 shares of Common Stock issuable upon the
                           conversion of $302,222 aggregate principal amount of
                           Third Amendment Notes, 45,333 shares of Common Stock
                           issuable upon the exercise of Third Amendment
                           Warrants and 75,555 shares of Common Stock issuable
                           upon the exercise of Fourth Amendment Warrants.
                     -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           444,741, which includes 83,579 shares of Common
                           Stock issuable upon the conversion of $397,000
                           aggregate principal amount of the Company's 8.0%
                           Convertible Subordinated Notes, 100,741 shares of
                           Common Stock issuable upon the conversion of
                           $302,222 aggregate principal amount of Third
                           Amendment Notes, 45,333 shares of Common Stock
                           issuable upon the exercise of Third Amendment
                           Warrants and 75,555 shares of Common Stock issuable
                           upon the exercise of Fourth Amendment Warrants.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      444,741
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  / /
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      OO
--------------------------------------------------------------------------------

--------------------------------     ------------------------------------------
CUSIP No. 04362 X1 01                 Page  5
--------------------------------     ------------------------------------------
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      FS Parallel Fund L.P.                                  13-3974766
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) / /
                                                             (b) /x/
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                  / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
  NUMBER OF          7     SOLE VOTING POWER
   SHARES            -----------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER 252,377, which includes 47,368
  0WNED BY                 shares of Common Stock issuable upon the conversion
EACH REPORTING             of $225,000 aggregate principal amount of the
 PERSON WITH               Company's 8.0% Convertible Subordinated Notes, 57,185
                           shares of Common Stock issuable upon conversion of
                           $171,556 aggregate principal amount of Third
                           Amendment Notes, 25,734 shares of Common Stock
                           issuable upon the exercise of Third Amendment
                           Warrants and 42,889 shares of Common Stock issuable
                           upon the exercise of Fourth Amendment Warrants
                     -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER 252,377, which includes
                           47,368 shares of Common Stock issuable upon the
                           conversion of $225,000 aggregate principal amount of
                           the Company's 8.0% Convertible Subordinated Notes,
                           57,185 shares of Common Stock issuable upon
                           conversion of $171,556 aggregate principal amount of
                           Third Amendment Notes, 25,734 shares of Common Stock
                           issuable upon the exercise of Third Amendment
                           Warrants and 42,889 shares of Common Stock issuable
                           upon the exercise of Fourth Amendment Warrants.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      252,377
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  / /
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
--------------------------------------------------------------------------------

--------------------------------     ------------------------------------------
CUSIP No. 04362 X1 01                 Page  6
--------------------------------     ------------------------------------------
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Furman Selz Investments II LLC                        13-3937560
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) / /
                                                             (b) /x/
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                  / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
  NUMBER OF          7     SOLE VOTING POWER
   SHARES            -----------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER 5,885,314, which includes
  OWNED BY                 1,105,263 shares of Common Stock issuable upon the
    EACH                   conversion of $5,250,000 aggregate principal amount
 REPORTING                 of the Company's 8.0% Convertible Subordinated Notes,
PERSON WITH                1,333,333 shares of Common Stock issuable upon the
                           conversion of $4,000,000 aggregate principal amount
                           of Third Amendment Notes, 600,000 shares of
                           Common Stock issuable upon the exercise of Third
                           Amendment Warrants, and 1,000,000 shares of Common
                           Stock issuable upon the exercise of Fourth Amendment
                           Warrants.
                     -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER 5,885,314, which includes
                           1,105,263 shares of Common Stock issuable upon the
                           conversion of $5,250,000 aggregate principal amount
                           of the Company's 8.0% Convertible Subordinated Notes,
                           1,333,333 shares of Common Stock issuable upon the
                           conversion of $4,000,000 aggregate principal amount
                           of Third Amendment Notes, 600,000 shares of Common
                           Stock issuable upon the exercise of Third Amendment
                           Warrants, and 1,000,000 shares of Common Stock
                           issuable upon the exercise of Fourth Amendment
                           Warrants.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,885,314
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  / /
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      43.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      OO

--------------------------------------------------------------------------------

--------------------------------     ------------------------------------------
CUSIP No. 04362 X1 01                 Page  7
--------------------------------     ------------------------------------------
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ING Furman Selz Asset Management LLC                 13-4038444
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) / /
                                                             (b) /x/
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                  / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
  NUMBER OF          7     SOLE VOTING POWER
   SHARES            -----------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER 5,885,314, which includes
  OWNED BY                 1,105,263 shares of Common Stock issuable upon the
    EACH                   conversion of $5,250,000 aggregate principal amount
 REPORTING                 of the Company's 8.0% Convertible Subordinated Notes,
PERSON WITH                1,333,333 shares of Common Stock issuable upon the
                           conversion of $4,000,000 aggregate principal amount
                           of Third Amendment Notes, 600,000 shares of
                           Common Stock issuable upon the exercise of Third
                           Amendment Warrants, and 1,000,000 shares of Common
                           Stock issuable upon the exercise of Fourth Amendment
                           Warrants.
                     -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER 5,885,314, which includes
                           1,105,263 shares of Common Stock issuable upon the
                           conversion of $5,250,000 aggregate principal amount
                           of the Company's 8.0% Convertible Subordinated Notes,
                           1,333,333 shares of Common Stock issuable upon the
                           conversion of $4,000,000 aggregate principal amount
                           of Third Amendment Notes, 600,000 shares of Common
                           Stock issuable upon the exercise of Third Amendment
                           Warrants, and 1,000,000 shares of Common Stock
                           issuable upon the exercise of Fourth Amendment
                           Warrants.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,885,314
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  / /
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      43.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      OO
--------------------------------------------------------------------------------

--------------------------------     -------------------------------------------
CUSIP No. 04362 X1 01                Page  8
--------------------------------     -------------------------------------------
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ING (U.S.) Financial Holdings Corporation                51-0262561
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) / /
                                                             (b) /x/
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                  / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
  NUMBER OF          7     SOLE VOTING POWER
   SHARES            -----------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER 5,885,314, which includes
  OWNED BY                 1,105,263 shares of Common Stock issuable upon the
   EACH                    conversion of $5,250,000 aggregate principal amount
  REPORTING                of the Company's 8.0% Convertible Subordinated Notes,
 PERSON WITH               1,333,333 shares of Common Stock issuable upon the
                           conversion of $4,000,000 aggregate principal amount
                           of Third Amendment Notes, 600,000 shares of
                           Common Stock issuable upon the exercise of Third
                           Amendment Warrants, and 1,000,000 shares of Common
                           Stock issuable upon the exercise of Fourth Amendment
                           Warrants.
                     -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER 5,885,314, which includes
                           1,105,263 shares of Common Stock issuable upon the
                           conversion of $5,250,000 aggregate principal amount
                           of the Company's 8.0% Convertible Subordinated Notes,
                           1,333,333 shares of Common Stock issuable upon the
                           conversion of $4,000,000 aggregate principal amount
                           of Third Amendment Notes, 600,000 shares of Common
                           Stock issuable upon the exercise of Third Amendment
                           Warrants, and 1,000,000 shares of Common Stock
                           issuable upon the exercise of Fourth Amendment
                           Warrants.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,885,314
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  / /
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      43.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

--------------------------------     -------------------------------------------
CUSIP No. 04362 X1 01                Page  9
--------------------------------     -------------------------------------------
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ING Bank N.V.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) / /
                                                             (b) /x/
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                  / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      The Netherlands
--------------------------------------------------------------------------------
  NUMBER OF          7     SOLE VOTING POWER
   SHARES            -----------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER 5,885,314, which includes
  OWNED BY                 1,105,263 shares of Common Stock issuable upon the
   EACH                    conversion of $5,250,000 aggregate principal amount
 REPORTING                 of the Company's 8.0% Convertible Subordinated Notes,
  PERSON                   1,333,333 shares of Common Stock issuable upon the
   WITH                    conversion of $4,000,000 aggregate principal amount
                           of Third Amendment Notes, 600,000 shares of
                           Common Stock issuable upon the exercise of Third
                           Amendment Warrants, and 1,000,000 shares of Common
                           Stock issuable upon the exercise of Fourth Amendment
                           Warrants.
                     -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER 5,885,314, which includes
                           1,105,263 shares of Common Stock issuable upon the
                           conversion of $5,250,000 aggregate principal amount
                           of the Company's 8.0% Convertible Subordinated Notes,
                           1,333,333 shares of Common Stock issuable upon the
                           conversion of $4,000,000 aggregate principal amount
                           of Third Amendment Notes, 600,000 shares of Common
                           Stock issuable upon the exercise of Third Amendment
                           Warrants, and 1,000,000 shares of Common Stock
                           issuable upon the exercise of Fourth Amendment
                           Warrants.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,885,314
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  / /
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      43.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      BK
--------------------------------------------------------------------------------

--------------------------------     -------------------------------------------
CUSIP No. 04362 X1 01                Page  10
--------------------------------     -------------------------------------------
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ING Groep N.V.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) / /
                                                             (b) /x/
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                  / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      The Netherlands
--------------------------------------------------------------------------------
  NUMBER OF          7     SOLE VOTING POWER
   SHARES            -----------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER 5,885,314, which includes
  OWNED BY                 1,105,263 shares of Common Stock issuable upon the
   EACH                    conversion of $5,250,000 aggregate principal amount
 REPORTING                 of the Company's 8.0% Convertible Subordinated Notes,
PERSON WITH                1,333,333 shares of Common Stock issuable upon the
                           conversion of $4,000,000 aggregate principal amount
                           of Third Amendment Notes, 600,000 shares of
                           Common Stock issuable upon the exercise of Third
                           Amendment Warrants, and 1,000,000 shares of Common
                           Stock issuable upon the exercise of Fourth Amendment
                           Warrants.
                     -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER 5,885,314, which includes
                           1,105,263 shares of Common Stock issuable upon the
                           conversion of $5,250,000 aggregate principal amount
                           of the Company's 8.0% Convertible Subordinated Notes,
                           1,333,333 shares of Common Stock issuable upon the
                           conversion of $4,000,000 aggregate principal amount
                           of Third Amendment Notes, 600,000 shares of Common
                           Stock issuable upon the exercise of Third Amendment
                           Warrants, and 1,000,000 shares of Common Stock
                           issuable upon the exercise of Fourth Amendment
                           Warrants.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,885,314
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  / /
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      43.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IC
--------------------------------------------------------------------------------

--------------------------------     ------------------------------------------
CUSIP No. 04362 X1 01                Page  11
--------------------------------     ------------------------------------------
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Brian P. Friedman                             ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) / /
                                                             (b) /x/
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                  / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
  NUMBER OF          7     SOLE VOTING POWER
   SHARES            -----------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER 6,050,314, which includes
 OWNED BY                  1,105,263 shares of Common Stock issuable upon the
   EACH                    conversion of $5,250,000 aggregate principal amount
 REPORTING                 of the Company's 8.0% Convertible Subordinated Notes,
PERSON WITH                1,333,333 shares of Common Stock issuable upon
                           conversion of $4,000,000 aggregate principal amount
                           of Third Amendment Notes, 600,000 shares of
                           Common Stock issuable upon the exercise of Third
                           Amendment Warrants and 1,000,000 shares of Common
                           Stock issuable upon the exercise of Fourth Amendment
                           Warrants.
                     -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
                     -----------------------------------------------------------

                     10 SHARED DISPOSITIVE POWER 6,050,314, which includes 1,105,263 shares of Common Stock issuable upon the conversion of $5,250,000 aggregate principal amount of the Company's 8.0% Convertible Subordinated Notes, 1,333,333 shares of Common Stock issuable upon conversion of $4,000,000 aggregate principal amount of Third Amendment Notes, 600,000 shares of Common Stock issuable upon the exercise of Third Amendment Warrants and 1,000,000 shares of Common Stock issuable upon the exercise of Fourth Amendment Warrants.

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,050,314
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  / /
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      44.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

--------------------------------     -------------------------------------------
CUSIP No. 04362 X1 01                 Page  12
--------------------------------     -------------------------------------------
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      James L. Luikart                                     ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) / /
                                                             (b) /x/
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                  / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
  NUMBER OF          7     SOLE VOTING POWER
   SHARES            -----------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER 6,050,314, which includes
  OWNED BY                 1,105,263 shares of Common Stock issuable upon the
   EACH                    conversion of $5,250,000 aggregate principal amount
 REPORTING                 of the Company's 8.0% Convertible Subordinated Notes,
PERSON WITH                1,333,333 shares of Common Stock issuable upon
                           conversion of $4,000,000 aggregate principal amount
                           of Third Amendment Notes, 600,000 shares of
                           Common Stock issuable upon the exercise of Third
                           Amendment Warrants and 1,000,000 shares of Common
                           Stock issuable upon the exercise of Fourth Amendment
                           Warrants.
                     -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER 6,050,314, which includes
                           1,105,263 shares of Common Stock issuable upon the conversion of $5,250,000 aggregate principal amount of the Company's 8.0% Convertible Subordinated Notes,
                           1,333,333 shares of Common Stock issuable upon conversion of $4,000,000 aggregate principal amount of Third Amendment Notes, 600,000 shares of Common
                           Stock issuable upon the exercise of Third Amendment
                           Warrants and 1,000,000 shares of Common Stock issuable upon the exercise of Fourth Amendment
                           Warrants.

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,050,314
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  / /
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      44.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

          The securities to which this statement relates are shares of common stock, $0.00004 par value per share (the "Common Stock"), of Ascent Pediatrics, Inc., a Delaware corporation ("Ascent" or the "Company"). The principal executive office of Ascent is located at 187 Ballardvale Street, Wilmington, Massachusetts 01887.

          The Reporting Persons are filing this Amendment No. 3 to Schedule 13D to take account of, first, advances made to the Company pursuant to an amendment, dated July 1, 1999 (the "Third Amendment"), to the Securities Purchase Agreement dated May 13, 1998 and amended on February 16, 1999 (the "Purchase Agreement") among the Company, and the persons named as purchasers on
Schedule I attached thereto (each a "Purchaser" and collectively, the "Purchasers"); second, a subsequent amendment, dated October 15, 1999 (the "Fourth Amendment"), to the Purchase Agreement; and third, certain structural changes in the corporate structure of the Reporting Persons.

          Pursuant to the Purchase Agreement, certain of the Reporting Persons acquired shares of the Series G Convertible Exchangeable Preferred Stock, $.01 par value per share (the "Preferred Shares"), warrants to purchase shares of Common Stock (the "Warrants") and 8% Subordinated Notes due 2005 of the Company (the "Subordinated Notes"). The Preferred Shares were convertible into Common Stock and exchangeable into convertible subordinated notes of the Company (the "Convertible Notes").

          Pursuant to an amendment to the Purchase Agreement on February 16, 1999 (the "Second Amendment"), certain of the Reporting Persons agreed to purchase additional shares of Common Stock from the Company (the "Direct Shares"), to exercise all outstanding Warrants and to exchange all outstanding Preferred Shares for Convertible Notes in accordance with the terms of the Certificate of Designation, Voting Powers, Preferences and Rights of the Preferred Shares as of the Alpharma Transaction Closing Date (as defined in Item 4 below). Pursuant to the Third Amendment, certain of the Reporting Persons agreed to purchase up to $4,000,000 aggregate principal amount of 7.5% Convertible Subordinated Notes of the Company (the "Third Amendment Notes") and warrants to purchase up to an aggregate of 600,000 shares of Common Stock (the "Third Amendment Warrants" and, collectively with the Third Amendment Notes, the "Third Amendment Securities").

          Pursuant to the Fourth Amendment, certain of the Reporting Persons agreed to purchase up to $10,000,000 aggregate principal amount of 7.5% Convertible Subordinated Notes of the Company (the "Fourth Amendment Notes") and warrants to purchase up to an aggregate of 5,000,000 shares of Common Stock (the "Fourth Amendment Warrants" and, collectively with the Fourth Amendment Notes, the "Fourth Amendment Securities").

ITEM 2. IDENTITY AND BACKGROUND.

          The following table provides certain information about each of the Reporting Persons.


                                                 CITIZENSHIP OR STATE OF             PRINCIPAL OCCUPATION OR
NAME AND ADDRESS                                 INCORPORATION/ORGANIZATION          BUSINESS
----------------                                 ---------------------------         -----------------------
Furman Selz Investors II L.P. ("Investors")      Delaware                            Limited Partnership for
55 East 52nd Street, 37th Floor                                                      Investments
New York, New York 10055-0002

FS Employee Investors LLC ("Employee             Delaware                            Limited Liability Company for
Investors")                                                                          Investments
55 East 52nd Street, 37th Floor
New York, New York 10055-0002

FS Parallel Fund L.P. ("Parallel Fund")          Delaware                            Limited Partnership for
55 East 52nd Street, 37th Floor                                                      Investments
New York, New York 10055-0002

FS Private Investments LLC ("Private             Delaware                            Manager of Investors, Employee
Investments")                                                                        Investors and Parallel Fund
55 East 52nd Street, 37th Floor
New York, New York 10055-0002

Furman Selz Investments II LLC                   Delaware                            Holding Company
("FS Investments II")
55 East 52nd Street
New York, New York 10055-0002

ING Furman Selz Asset Management LLC             Delaware                            Holding Company
("ING FS Management")
230 Park Avenue
New York, New York 10169

ING (U.S.) Financial Holdings Corporation        Delaware                            Holding Company
("ING U.S.")
135 East 57th Street
New York, New York  10022

ING Bank N.V.                                    The Netherlands                     Bank
("ING Bank")
P.O. Box 810
1000 AV
Amsterdam, The Netherlands

ING Groep N.V.                                   The Netherlands                     Insurance Company
("ING Groep")
Strawinskylaan 2631
1077 ZZ Amsterdam

Brian P. Friedman                                USA                                 Managing Member of Private
55 East 52nd Street, 37th Floor                                                      Investments
New York, New York  10055-0002

James L. Luikart                                 USA                                 Managing Member of Private
55 East 52nd Street, 37th Floor                                                      Investments
New York, New York  10055-0002

                  The Executive Board of ING Groep is the following:

                  E. Kist (Chairman)
                  F.S. Hubbell (as of May 2, 2000)
                  J.H.M. Lindenbergh
                  C. Maas
                  A.H.G. Rinnooy Kan
                  D. Robins  (as of May 2, 2000)
                  M. Tilmant

                  The Executive Board of ING Bank is the following:

                  E. Kist (Chairman)
                  F.S. Hubbell (as of May 2, 2000)
                  J.H.M. Lindenbergh
                  C. Maas
                  A.H.G. Rinnooy Kan
                  D. Robins  (as of May 2, 2000)
                  M. Tilmant

          The directors and executive officers of ING (U.S.) Financial Holdings Corporation are the following:

Directors:

                  Michael Petrycki
                  Wietze Prinsen
                  Bart Staal

Officers:

                  Fernando Gentil                   President
                  Bart Staal                        Executive Vice President
                  Joseph Kaminsky                   Senior Vice President
                  Benjamin Emanuel                  Vice President
                  David Rutkin                      Vice President
                  Andrew W. Druch                   General Counsel, Secretary
                                                    and Managing Director
                  Edward Chow                       Assistant Secretary
                  Patrick Murphy                    Assistant Secretary
                  Mark Seffinger                    Assistant Secretary

                  The officers of ING FS Management are the following:

                  Timothy Schantz                   President
                  Edmund A. Hajim                   CEO
                  Robert Miller                     Executive Vice President
                                                    and CFO
                  Kevin Cassidy                     Executive Vice President
                  Gerald Lins                       General Counsel
                  Joseph Kaminsky                   Senior Vice President
                  Wendy Prager                      Vice President and Assistant
                                                    Secretary
                  Benjamin Emanuel                  Vice President
                  David Rutkin                      Vice President

          ING Groep owns 100% of ING Bank, which owns 100% of ING U.S., which is the sole managing member and owner of 100% of the interests of ING FS Management, which is the sole managing member and owner of 81.5% of the interests of FS Investments II, which is the sole managing member of Employee Investors, which beneficially owns 444,741 shares of Common Stock of the Company. FS Investments II is the sole general partner of Investors, which beneficially owns 5,188,196 shares of Common Stock of the Company. FS Investments II is the sole general partner of Parallel Fund, which beneficially owns 252,337 shares of Common Stock of the Company.

          As a result of its role as manager of Investors, Employee Investors and Parallel Fund (the "Funds"), Private Investments may be deemed to be the beneficial owner of the shares beneficially owned by the Funds. In addition to these shares, Private Investments also beneficially owns 165,000 additional shares of Common Stock.

          As a result of their positions as Managing Members of Private Investments, Brian P. Friedman and James L. Luikart may be deemed to be the beneficial owners of the shares beneficially owned by Private Investments and therefore deemed to be the beneficial owners of the shares held by the Funds.

          ING FS Management's ownership interests in FS Investments II were acquired from ING Barings LLC, which is a wholly owned subsidiary of ING Merger, LLC. As a result of this transfer, ING Barings LLC and ING Merger, LLC no longer beneficially own any shares of the Company's Common Stock.

          (d) and (e). None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the other individuals named have, within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f) Brian P. Friedman and James L. Luikart are United States citizens.

          The filing of this statement shall not be construed as an admission that Private Investments, FS Investments II, ING FS Management, ING U.S., ING Bank, ING Groep, Brian P. Friedman or James L. Luikart are, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any shares covered by this statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS.

          The funds for the purchase of Third Amendment Securities and Fourth Amendment Securities by Investors and Parallel Fund were provided from the partners' capital contributions.

          The funds for the purchase of Third Amendment Securities and Fourth Amendment Securities by Employee Investors were provided from member contributions.

ITEM 4. PURPOSE OF TRANSACTION.

          On May 13, 1998, Investors, Employee Investors and Parallel Fund purchased (i) 4,628, 397 and 225 Preferred Shares, respectively, (ii) $5,950,667, $509,668 and $289,665, aggregate principal amount, respectively, of Subordinated Notes and (iii) Warrants to purchase an aggregate of 1,399,662, 119,961 and 68,095 shares of Common Stock, respectively, pursuant to the Purchase Agreement.

          On February 16, 1999, the Company entered into a Loan Agreement with Alpharma USPD Inc. ("Lender") and Alpharma Inc., pursuant to which Lender agreed to lend to the Company up to $40,000,000 (the "Alpharma Transaction"). In connection with the Alpharma Transaction, the Company agreed to grant to the Lender an option during a specified period during the first half of 2002 to purchase all of the outstanding shares of the Company's Common Stock. The Company and a wholly-owned subsidiary of the Company entered into an Agreement and Plan of Merger, which was consummated on July 23, 1999 (the "Alpharma Transaction Closing Date"), pursuant to which, each share of Common Stock was converted into the right to receive one Depositary Share (the "Depositary Shares"). Each Depositary Share evidences one share of Common Stock of the Company subject to the Lender's option.

          In connection with the Alpharma Transaction, the Second Amendment to the Purchase Agreement was executed on February 16, 1999. Under the Second Amendment, the following three pertinent exchanges involving Investors, Employee Investors and Parallel Fund (collectively, the "Funds") occurred on the Alpharma Transaction Closing Date. First, the Funds purchased 225,000 shares of Common Stock from the Company for $675,000. Second, the Funds acquired an additional 1,587,718 shares of Common Stock through the exercise of all of their Warrants outstanding as of February 16, 1999 at an exercise price adjusted from $4.75 to $3.00 per share of Common Stock. Third, the Company exchanged its Convertible Notes for the Preferred Shares held by the Funds in accordance with the terms of the Preferred Shares. The Convertible Notes are convertible at the option of the holder into shares of Common Stock and will automatically convert into Common Stock under certain circumstances. Pursuant to the terms of the Convertible Notes, the conversion price and number of shares of Common Stock issuable upon the conversion of the Convertible Notes are subject to adjustment upon the occurrence of certain events, such as stock splits, stock dividends, mergers, reclassifications and similar corporate events.

          On July 1, 1999, the Company and the Purchasers executed the Third Amendment, pursuant to which, among other things, the Funds collectively agreed to lend to the Company up to $4,000,000 in exchange for the Third Amendment Notes and Third Amendment Warrants. $2,000,000 of the total $4,000,000 was advanced to the Company and, pursuant to the Third Amendment, the Company issued to the Funds Third Amendment Notes in the aggregate principal amount of $2,000,000 and Third Amendment Warrants to purchase up to 300,000 shares of Common Stock.

          On October 15, 1999, the Company and the Purchasers executed the Fourth Amendment, pursuant to which, among other things, the Funds collectively agreed to lend to the Company up to $10,000,000 in exchange for the Fourth Amendment Notes and the Fourth Amendment Warrants. Upon execution of the Fourth Amendment, and pursuant to its terms, the Company immediately issued Fourth Amendment Warrants to the Funds to purchase up to 1,000,000 shares of Common Stock.

          On December 30, 1999, the Funds advanced an additional $1,000,000 to the Company pursuant to the Third Amendment, and the Company issued to the Funds Third Amendment Notes in the aggregate principal amount of $1,000,000 and Third Amendment Warrants to purchase up to 150,000 shares of Common Stock. On February 14, 2000, the Funds advanced to the Company the remaining $1,000,000 under the Third Amendment, and the Company issued to the Funds Third Amendment Notes in the aggregate principal amount of $1,000,000 and Third Amendment Warrants to purchase up to 150,000 shares of Common Stock.

          The Third Amendment Notes and Fourth Amendment Notes are convertible into shares of Common Stock at a conversion price of $3.00 per share in accordance with the terms of the Purchase Agreement as amended and are due on July 1, 2004. The Third Amendment Warrants are exercisable at $3.00 per share of Common Stock and expire on July 1, 2006. The Fourth Amendment Warrants are exercisable at $3.00 per share of Common Stock and expire on October 15, 2006.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a)-(b)



                             NUMBER OF SHARES
                             TO BE BENEFICIALLY    SHARED VOTING     SHARED INVESTMENT   SOLE VOTING    SOLE INVESTMENT   PERCENTAGE
NAME                         OWNED                 POWER             POWER               POWER          POWER             OF CLASS
----                         ------------------    -------------     ----------------    -----------    ---------------   ----------
Private Investments          6,050,314              6,050,314        6,050,314           0              0                 44.2

Investors                    5,188,196              5,188,196        5,188,196           0              0                 39.3

Employee Investors           447,741                447,741          447,741             0              0                 4.5

Parallel Fund                252,377                252,377          252,377             0              0                 2.6

FS Investments II            5,885,314              5,885,314        5,885,314           0              0                 43.0

ING FS Management            5,885,314              5,885,314        5,885,314           0              0                 43.0

ING U.S.                     5,885,314              5,885,314        5,885,314           0              0                 43.0

ING Bank                     5,885,314              5,885,314        5,885,314           0              0                 43.0

ING Groep                    5,885,314              5,885,314        5,885,314           0              0                 43.0

Brian P. Friedman            6,050,314              6,050,314        6,050,314           0              0                 44.2

James L. Luikart             6,050,314              6,050,314        6,050,314           0              0                 44.2

          As of November 9, 1999, the Company had 9,643,883 shares of Common Stock outstanding. This figure does not include outstanding warrants, options and securities convertible into shares of Common Stock.

          (b) See the answer to Item 2 hereof.

          (c) Other than the transactions described herein, no transactions by any of the Reporting Persons required to be reported by this Item have taken place in the last sixty (60) days.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


          Private Investments is the manager of each of Investors, Employee Investors and Parallel Fund. The general partner of each of Investors and Parallel Fund and the managing member of Employee Investors have delegated all relevant rights to Private Investments.

          Brian P. Friedman and James L. Luikart are the managing members of Private Investments.

          Two employees of Private Investments serve as directors of the Company and periodically receive options to purchase Common Stock under the Company's Director Stock Option Plan. By the terms of their employment with Private Investments, both must assign all such options to Private Investments.


ITEM 7. MATERIAL FILED AS EXHIBITS.                                        PAGE

         A.       Joint Reporting Agreement and Power of Attorney on
                  Behalf of Each Reporting Person............................26

         B.       Fourth Amendment, dated October 15, 1999, to the
                  Securities Purchase Agreement dated May 13, 1998
                  and amended on February 16, 1999 and July 1, 1999..........30

         C.       Second Supplemental Agreement, dated October 15,
                  1999 among the Company, Alpharma USPD Inc.,
                  Alpharma Inc., State Street Bank and Trust Company
                  and each of the Purchasers.................................64

         D.       Amended and Restated Subordination Agreement,
                  dated October 15, 1999 among the Company,
                  Alpharma USPD Inc., and each of the Purchasers.............74

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February __, 2000

                                          FURMAN SELZ INVESTORS II L.P.

                                               By: FS PRIVATE INVESTMENTS LLC

                                          By:  /S/  BRIAN P. FRIEDMAN
                                               ----------------------------
                                               Name:   Brian P. Friedman
                                               Title:  Managing Member


                                          FS EMPLOYEE INVESTORS LLC

                                               By: FS PRIVATE INVESTMENTS LLC

                                          By:  /S/  BRIAN P. FRIEDMAN
                                               ---------------------------
                                               Name:   Brian P. Friedman
                                               Title:  Managing Member


                                          FS PARALLEL FUND, L.P.

                                               By: FS PRIVATE INVESTMENTS LLC

                                          By:  /S/  BRIAN P. FRIEDMAN
                                               ----------------------------
                                               Name:   Brian P. Friedman
                                               Title:  Managing Member


                                          FS PRIVATE INVESTMENTS LLC

                                          By:  /S/  BRIAN P. FRIEDMAN
                                               ----------------------------
                                               Name:   Brian P. Friedman
                                               Title:  Managing Member


                                          FURMAN SELZ INVESTMENTS II LLC


                                          By:  /S/  BRIAN P. FRIEDMAN
                                               ----------------------------
                                               Name:   Brian P. Friedman
                                               Title:  President


                                          ING FURMAN SELZ ASSET
                                          MANAGEMENT LLC


                                          By:        *
                                                ----------------------------
                                                Name:   Robert J. Miller
                                                Title:  Executive Vice President


                                         ING (U.S.) FINANCIAL HOLDINGS
                                         CORPORATION


                                         By:        *
                                                ----------------------------
                                                Name:   Andrew Druch
                                                Title:  Secretary


                                         ING BANK N.V.


                                         By:        *
                                                ----------------------------
                                                Name:   J.H.J. Houben
                                                Title:  Managing Principal

                                        By:        *
                                                ----------------------------
                                                Name:   P.F.M. Van Lierop
                                                Title:  Senior Legal Advisor


                                        ING GROEP N.V.

                                        By:        *
                                                ----------------------------
                                                Name:  J.H.J. Houben
                                                Title: Managing Principal

                                                /S/  BRIAN P. FRIEDMAN
                                                ---------------------------
                                                Name:  Brian P. Friedman


                                               /S/  JAMES L. LUIKART
                                               -----------------------------
                                               Name:  James L. Luikart


*By:    /S/  ROBERT MILLER
        -------------------------
        Robert Miller
        Attorney-in-Fact

                                                                    EXHIBIT A

                            JOINT REPORTING AGREEMENT
                                       AND
                                POWER OF ATTORNEY



          WHEREAS, the statement or amended statement of Schedule 13D (the "Joint Statement") to which this joint reporting agreement and power of attorney (the "Agreement") is an exhibit is being filed on behalf of two or more persons (collectively, the "Reporting Persons"); and

          WHEREAS, the Reporting Persons prefer to file the Joint Statement on behalf of all of the Reporting Persons rather than individual statements on
Schedule 13D on behalf of each of the Reporting Persons;

          NOW, THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:

          1. Each of the Reporting Persons is responsible for the timely filing of the Joint Statement and any amendments thereto.

          2. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such Reporting Person contained in the Joint Statement.

          3. None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in the Joint Statement, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

          4. The undersigned agrees that the Joint Statement is, and any amendment thereto will be, filed on behalf of each of the Reporting Persons.

          5. Each of Furman Selz Investments II LLC, ING Furman Selz Asset Management LLC, ING (U.S.) Financial Holdings Corporation, ING Bank N.V., ING Groep N.V. hereby appoints Robert Miller as attorney-in-fact with authority to execute and deliver on behalf of it any and all documents (including any amendments thereto) required to be filed or otherwise executed and delivered by it pursuant to the Securities Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, all other federal, state and local securities and corporation laws, and all regulations promulgated thereunder. Each of Furman Selz Investments II LLC, ING Furman Selz Asset Management LLC, ING (U.S.) Financial Holdings Corporation, ING Bank N.V., ING Groep N.V. further grant Robert Miller authority, as attorney-in-fact, to execute, deliver, or file on behalf of it any document necessary to amend this Joint Reporting Agreement and Power of Attorney for the purpose of adding additional parties thereto at such time or times as he should, in his discretion, deem appropriate.

          6. Each of Brian P. Friedman and James L. Luikart hereby appoints Brian P. Friedman and James L. Luikart, and each of them, as attorney-in-fact with authority to execute and deliver on his behalf any and all documents (including any amendments thereto) required to be filed or otherwise executed and delivered by him pursuant to the Securities Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, all other federal, state and local securities and corporation laws, and all regulations promulgated thereunder.

          7. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

Dated:  February __, 2000



                                        FURMAN SELZ INVESTMENTS II LLC


                                        By:    /S/  BRIAN P. FRIEDMAN
                                               --------------------------
                                               Name:   Brian P. Friedman
                                               Title:  President


                                        ING FURMAN SELZ ASSET MANAGEMENT LLC


                                        By:    /S/  ROBERT J. MILLER
                                               --------------------------
                                               Name:   Robert J. Miller
                                               Title:  Vice President


                                        ING (U.S.) FINANCIAL HOLDINGS
                                        CORPORATION


                                        By:    /S/  ANDREW DRUCH
                                               --------------------------
                                               Name:  Andrew Druch
                                               Title: Secretary


                                        ING BANK N.V.


                                        By:    /S/  J.H.J. HOUBEN
                                               --------------------------
                                               Name:  J.H.J. Houben
                                               Title:


                                        By:    /S/  P.F.M. VAN LIEROP
                                               --------------------------
                                               Name:  P.F.M. Van Lierop
                                               Title: Senior Legal Advisor


                                        ING GROEP N.V.


                                        By:    /S/  J.H.J. HOUBEN
                                               -------------------------
                                               Name:  J.H.J. Houben
                                               Title:


                                               /S/ BRIAN P. FRIEDMAN
                                               -------------------------
                                                   Brian P. Friedman


                                               /S/ JAMES L. LUIKART
                                               -------------------------
                                                   James L. Luikart

                                                                  EXHIBIT B


                                FOURTH AMENDMENT

                             DATED OCTOBER 15, 1999

                                     TO THE

                          SECURITIES PURCHASE AGREEMENT

                               DATED MAY 13, 1998

                                  BY AND AMONG

                          FURMAN SELZ INVESTORS II L.P.
                            FS EMPLOYEE INVESTORS LLC
                              FS PARALLEL FUND L.P.
                            BANCBOSTON VENTURES INC.
                                 FLYNN PARTNERS

                                       AND

                             ASCENT PEDIATRICS, INC.

          FOURTH AMENDMENT dated as of the 15th day of October 1999 (the "Fourth Amendment") among Ascent Pediatrics, Inc. (the "Company"), Furman Selz Investors II L.P. ("Investors"), FS Employee Investors LLC ("Employee"), FS Parallel Fund L.P. ("Parallel" and together with Investors and Employee, the "Furman Selz Entities"), BancBoston Ventures Inc. ("BancBoston") and Flynn Partners ("Flynn"), (each of Investors, Employee, Parallel, BancBoston and Flynn are herein referred to individually as a "Purchaser", and collectively, as the "Purchasers").

          WHEREAS, the Company and the Purchasers are parties to a Securities Purchase Agreement dated as of May 13, 1998, as amended September 30, 1998, February 16, 1999 and July 1, 1999 (the "Series G Purchase Agreement");

          WHEREAS, pursuant to the Third Amendment dated as of July 1, 1999 (the "Third Amendment") to the Series G Purchase Agreement, the Furman Selz Entities advanced $2,000,000 to the Company and agreed to advance an additional $2,000,000 to the Company pursuant to the terms set forth therein;

          WHEREAS, the Furman Selz Entities wish to purchase from the Company, and the Company wishes to issue and sell to the Furman Selz Entities, (i) up to $10,000,000 aggregate principal amount of 7.5% Convertible Subordinated Notes of the Company substantially in the form attached hereto as EXHIBIT A (the "Fourth Amendment Convertible Notes"), and (ii) warrants substantially in the form attached hereto as EXHIBIT B (the "Fourth Amendment Warrants") to purchase up to an aggregate of 5,000,000 depositary shares of the Company ("Depositary Shares"), each Depositary Share representing one share of Common Stock of the Company subject to a call option and represented by a depositary receipt;

          WHEREAS, the Furman Selz Entities and the Company desire to provide for such purchase and sale and to establish various rights and obligations in connection therewith; and

          WHEREAS, in connection with such purchase and sale, the Purchasers and the Company desire to amend certain provisions of the Series G Purchase Agreement.

          NOW THEREFORE, in consideration of these premises, the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:


                                    ARTICLE I
                         DEFINITIONS AND INTERPRETATION

          SECTION 1.1 DEFINITIONS AND INTERPRETATION.

          (a) All capitalized terms used herein which are not otherwise specifically defined herein shall have the respective meaning as ascribed thereto in the Series G Purchase Agreement.

         (b) Unless otherwise expressly indicated, all references contained herein to SECTIONS or other subdivisions or SCHEDULES refer to the corresponding SECTIONS and other subdivisions or SCHEDULES of the Series G Purchase Agreement.

          (c) The sections and the headings in the sections in this Fourth Amendment are for convenience only. Said sections and headings shall not be deemed to be part of this Fourth Amendment and in no way define, limit, extend or describe the scope or intent of its provisions.


                                   ARTICLE II
                      SALE AND PURCHASE OF FOURTH AMENDMENT
                 CONVERTIBLE NOTES AND FOURTH AMENDMENT WARRANTS

          Section 2.1 ADVANCES.

          (a) AMOUNT AND TERM.

               (i) Subject to the terms and conditions hereinafter set forth, each Furman Selz Entity severally agrees to make loans hereunder (each, a "Fourth Amendment Advance" and collectively the "Fourth Amendment Advances") in an aggregate amount not to exceed such Furman Selz Entity's Commitment Percentage (as defined in clause (ii) below) of $10,000,000 to the Company from time to time on any Business Day (as defined in clause (iv) below) occurring on and after the date hereof to and including June 30, 2001 (the "Termination Date").

               (ii) "Commitment Percentage" shall mean, as to each Furman Selz Entity, the amount shown as such Furman Selz Entity's Commitment Percentage on
SCHEDULE 1 hereto.

               (iii) As used herein, the term "Business Day" shall mean any day other than a Saturday, Sunday or other day on which banks in the State of New York or the Commonwealth of Massachusetts are authorized by law to remain closed.

          (b) FOURTH AMENDMENT CONVERTIBLE NOTES. On the date hereof, the Company shall issue to each Furman Selz Entity a Fourth Amendment Convertible
Note in an original principal amount equal to the Furman Selz Entity's Commitment Percentage of $10,000,000. There shall be attached to each Fourth Amendment Convertible Note, and maintained by the Company, a register in which the Company shall, from time to time, record (i) the date and amount of each Fourth Amendment Advance under the Fourth Amendment Convertible Note, and (ii) the date and amount of any principal and interest payments made by the Company under the Fourth Amendment Convertible Note. The entries made in the register by the Company shall be conclusive and binding for all purposes, absent manifest error.

          (c) MAKING THE FOURTH AMENDMENT ADVANCES.

               (i) Any Fourth Amendment Advance, including without limitation the initial Fourth Amendment Advance, shall be made on at least twelve (12) Business Days' notice (each, a "Notice") from the Company to each Furman Selz Entity specifying the date (which date shall be a Business Day) and the amount of such Fourth Amendment Advance. Upon fulfillment of the applicable conditions set forth in Section 2.2 hereof, each Furman Selz Entity shall pay the portion of such Fourth Amendment Advance equal to such Furman Selz Entity's Commitment Percentage of the aggregate amount specified in the Notice in United States dollars by wire transfer of same day funds to the account of the Company at such banking institution as may be designated by the Company.

               (ii) Each Notice shall contain a certificate from the Chief Executive Officer of the Company that the conditions set forth in Section 2.2(c) below have been met.

               (iii) Fourth Amendment Advances shall be made, upon fulfillment of the applicable conditions, in installments of no less than $250,000.

          Section 2.2 CONDITIONS OF LENDING.

          (a) OBLIGATION TO LEND. Subject to the conditions set forth herein, each Furman Selz Entity hereby agrees to the making of Fourth Amendment Advances up to and until the Termination Date upon receipt of Notices from the Company. All obligations of the Furman Selz Entities hereunder shall be several, and not joint and several.

          (b) CONDITIONS TO THE INITIAL FOURTH AMENDMENT ADVANCE. The agreement of each Furman Selz Entity to make the initial Fourth Amendment Advance is subject to the condition that each Furman Selz Entity shall have received the following, each dated as of the date hereof:

               (i) The applicable Initial Fourth Amendment Warrant (as defined in Section 2.3) executed by the Company;

               (ii) The applicable Fourth Amendment Convertible Note executed by the Company.

               (iii) Certified copies of the resolutions of the Board of Directors of the Company approving this Fourth Amendment, the Fourth Amendment Convertible Notes and the Fourth Amendment Warrants and all documents evidencing other necessary corporate action, governmental approvals and consents of other persons, if any, with respect to this Fourth Amendment, each Fourth Amendment Convertible Note and each Fourth Amendment Warrant.

               (iv) All legal matters incident to the consummation of the transactions contemplated hereby shall be satisfactory to counsel for the Furman Selz Entity, and the Furman Selz Entities shall have received from Hale and Dorr LLP, counsel for the Company, such firm's opinion addressed to the Furman Selz Entities and dated the date hereof in the form attached hereto as EXHIBIT C.

               (v) The Company shall have obtained the consent of Alpharma USPD Inc. ("Alpharma") to the transactions contemplated by this Fourth Amendment, and the Subordination Agreement (as defined below) shall have been amended to reflect the issuance of the Fourth Amendment Convertible Notes.

          (c) CONDITIONS TO FOURTH AMENDMENT ADVANCES. The agreement of each Furman Selz Entity to make any Fourth Amendment Advance shall be subject to the fulfillment to their reasonable satisfaction, or the waiver by the Furman Selz Entities, on or prior to the date of such Fourth Amendment Advance of each of the following conditions:

               (i) No event has occurred and is continuing which constitutes a Default or an Event of Default;

               (ii) No event has occurred and is continuing which constitutes an Impairment Event (as defined by clause (ii) of the definition of "Impairment Event" in the Loan Agreement dated as of February 16, 1999 between the Company and Alpharma, as amended (the "Loan Agreement")); provided that this condition shall be deemed to be fulfilled if Alpharma agrees in writing that the occurrence of such an Impairment Event will not be a condition to its obligation to make the next Loan requested of it by the Company under the Loan Agreement.

          Section 2.3 WARRANTS.

          (a) INITIAL FOURTH AMENDMENT WARRANTS. Upon execution of this Fourth Amendment, the Company will issue to each Furman Selz Entity a Fourth Amendment Warrant (each, an "Initial Fourth Amendment Warrant") to acquire a number of Depositary Shares equal to the product of such Furman Selz Entity's Commitment Percentage and 1,000,000, at an exercise price of $3.00 per share; provided that in the event that the Company is required hereunder to issue to a Furman Selz Entity a Fourth Amendment Warrant to purchase fractional Depositary Shares, the number of shares issuable upon exercise of such Fourth Amendment Warrant shall be rounded down to the nearest whole number.

          (b) SUBSEQUENT FOURTH AMENDMENT WARRANTS. Upon receipt of any Advance hereunder from a Furman Selz Entity, the Company will issue to such Furman Selz Entity a Fourth Amendment Warrant (each, a "Subsequent Fourth Amendment Warrant") to acquire:

               (i) in the case of Advances hereunder which, together with all previous Advances hereunder total $4,000,000 or less, 1 Depositary Share of the Company (subject to appropriate adjustment for stock splits, stock dividends, reclassifications or any similar recapitalization affecting the Depositary Shares) for each $4.00 in principal amount of Advances made by such Furman Selz Entity;

               (ii) in the case of Advances hereunder which, together with all previous Advances hereunder total from $4,000,001 to $7,000,000, 1 Depositary Share of the Company (subject to appropriate adjustment for stock splits, stock dividends, reclassifications or any similar recapitalization affecting the Depositary Shares) for each $3.00 in principal amount of Advances made by such Furman Selz Entity;

               (iii) in the case of Advances hereunder which, together with all previous Advances hereunder total from $7,000,001 to $9,000,000, 1 Depositary Share of the Company (subject to appropriate adjustment for stock splits, stock dividends, reclassifications or any similar recapitalization affecting the Depositary Shares) for each $2.00 in principal amount of Advances made by such Furman Selz Entity; and

               (iv) in the case of Advances hereunder which, together with all previous Advances hereunder total from $9,000,001 to $10,000,000, 1 Depositary Share of the Company (subject to appropriate adjustment for stock splits, stock dividends, reclassifications or any similar recapitalization affecting the Depositary Shares) for each $1.00 in principal amount of Advances made by such Furman Selz Entity.

Each Subsequent Fourth Amendment Warrant shall have an exercise price of $3.00 per share (subject to appropriate adjustment for stock splits, stock dividends, reclassifications or any similar recapitalization affecting the Depositary Shares); provided that (i) in the event that the Company is required hereunder to issue to a Furman Selz Entity a Subsequent Fourth Amendment Warrant to purchase fractional Depositary Shares, the number of shares issuable upon exercise of such Subsequent Fourth Amendment Warrant shall be rounded down to the nearest whole number and (ii) in the event that subsequent to the date hereof the exercise price of the Initial Fourth Amendment Warrants issued on the date hereof is adjusted pursuant to Article III of such Initial Fourth Amendment Warrants, the initial exercise price of the Subsequent Fourth Amendment Warrants issued after the date hereof in connection with any subsequent Advance shall equal the adjusted exercise price of the Initial Fourth Amendment Warrants issued on the date hereof; and provided further that such Furman Selz Entity reaffirms the representations and warranties contained in Article IV.

          Section 2.4 PURCHASE PRICE ALLOCATION. The Company and the Furman Selz Entities agree to use their best efforts to reach agreement with respect to the allocation of the purchase price for the Initial Fourth Amendment Warrants to be issued on the date hereof. The Company and the Furman Selz Entities further agree to use their best efforts to reach agreement with respect to the allocation of the purchase price for the Fourth Amendment Convertible Notes and Subsequent Fourth Amendment Warrants issued upon each Fourth Amendment Advance made hereunder.

          Section 2.5 THIRD AMENDMENT ADVANCES.

          (a) The Furman Selz Entities each hereby confirm that, notwithstanding this Fourth Amendment, each Furman Selz Entity is and shall remain obligated to make advances under the Third Amendment (each, a "Third Amendment Advance") in accordance with the terms of the Third Amendment, as amended by this Section 2.5.

          (b) Clause (c)(ii)(b) of Section 2.2 of the Third Amendment is hereby deleted in its entirety and replaced with the following:

               "(b) notwithstanding the foregoing, the condition set forth in this clause (ii) shall not be deemed to be fulfilled if following such Advance and any advance under the Fourth Amendment dated as of October 15, 1999 to the Series G Purchase Agreement made as of the date of such Advance hereunder, the Company would continue to be in a Negative Equity Position unless Alpharma agrees in writing that the occurrence of a Negative Equity Impairment Event will not be a condition to its obligation to make the next Loan (as defined in the Loan Agreement) requested of it by the Company under the Loan Agreement; and"

          SECTION 2.6 SECURITY. As security for the full and timely payment of all Fourth Amendment Advances and the performance of the obligations contained herein in connection with the Fourth Amendment Advances, the Company covenants that it will, on or before each Loan Date for a Secured Loan (each as defined in the Loan Agreement), do or cause to be done, all things necessary in the reasonable opinion of the Furman Selz Entities and their counsel, to grant the Furman Selz Entities a duly perfected security interest in all of the Collateral (as defined in the Loan Agreement) acquired by the Company with the proceeds of said Secured Loan, such security interest to be junior to any security interest in the Collateral granted by the Company to Alpharma pursuant to the Second Supplemental Agreement (as defined below). At the request of the Furman Selz Entities, the Company will cause its duly authorized officers to execute on its behalf, any certificate, instrument, statement or document, or to take such other action which the Furman Selz Entities, counsel reasonably deems necessary, from time to time, to create, continue or preserve the Furman Selz Entities, security interest in and to the Collateral (and the perfection and priority thereof) as contemplated hereby, specifically including the execution of such security agreement and the filing of such financing statements in the form reasonably requested by counsel to the Furman Selz Entities.


                                   ARTICLE III
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          The Company represents and warrants to the Furman Selz Entities as follows:

          SECTION 3.1 ORGANIZATION AND EXISTENCE, ETC. The Company (a) is duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all requisite power and authority to carry on its business as now conducted and as proposed to be conducted, and (b) is duly qualified to do business as a foreign corporation and is in good standing (or the equivalent thereof under applicable law) in each jurisdiction in which the conduct of its business requires such qualification by reason of the ownership or leasing of property or otherwise (except for those jurisdictions in which the failure so to qualify does not have a Material Adverse Effect). "Material Adverse Effect" means, when used in connection with the Company, any development, change or effect that is materially adverse to the business, properties, assets, net worth, financial condition, results of operations or future prospects (including without limitation, future equity value) of the Company and its Subsidiaries taken as a whole.

          SECTION 3.2 CAPITALIZATION OF THE COMPANY.

          (a) As of the date hereof, (i) the Company's authorized capital stock consists of: (1) 60,000,000 shares of Common Stock, of which 9,643,833 shares are validly issued and outstanding, fully paid and non-assessable, each of which shares is subject to a call option held by Alpharma, represented by a Depositary Share and held of record by State Street Bank and Trust Company, as Depositary, and (2) 5,000,000 shares of "blank check" preferred stock, $.01 par value per share, of which 7,000 shares have been designated Series G Convertible Exchangeable Preferred Stock, all of which shares were exchanged for 8% convertible subordinated notes of the Company on July 23, 1999; and (ii) the Company has outstanding the securities set forth on SCHEDULE 3.2 attached hereto which are convertible into or exercisable or exchangeable for Common Stock (the "Derivative Securities").

          (b) All the issued and outstanding shares of capital stock of the Company are free of preemptive and similar rights and have been offered, issued, sold and delivered by the Company in transactions in compliance with the applicable federal, state and foreign securities laws. Other than as set forth in SCHEDULE 3.2 attached hereto, there are no outstanding agreements or commitments requiring the Company to issue capital stock or Derivative Securities as of the date hereof.

          SECTION 3.3 AUTHORIZATION; BINDING OBLIGATIONS.

          (a) The Company has full power and authority to execute and deliver this Fourth Amendment, the Fourth Amendment Convertible Notes, the Fourth Amendment Warrants and such other documents furnished or to be furnished by the Company hereunder. This Fourth Amendment has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity. The issuance, offering and sale of the Fourth Amendment Convertible Notes and the Fourth Amendment Warrants pursuant to this Fourth Amendment and the compliance by the Company with the provisions of this Fourth Amendment, the Fourth Amendment Convertible Notes and the Fourth Amendment Warrants, and the consummation of the other transactions herein contemplated, will not result in the creation or imposition of any lien, charge, security interest or encumbrance upon any of the assets of the Company pursuant to the terms or provisions of, or result in a breach or violation of or conflict with any of the terms or provisions of, or constitute a default under, or give any other party a right to terminate any of its obligations under, or result in the acceleration of any obligation under, (i) the Certificate of Incorporation and Bylaws of the Company, (ii) subject to Alpharma's consent to this Fourth Amendment and the transactions contemplated hereby, any contract or other agreement to which the Company is a party or by which the Company or any of its properties is bound or (iii) any judgment, ruling, decree, order, statute, rule or regulation of any court or other governmental agency or body, domestic or foreign, applicable to the business or properties of the Company, except, with respect to clauses (ii) and (iii), circumstances that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

          (b) The Fourth Amendment Convertible Notes have been duly authorized for issuance and the Depositary Shares issuable upon conversion of the Fourth Amendment Convertible Notes have been duly authorized and reserved for issuance, and (i) the Fourth Amendment Convertible Notes have been duly executed and delivered by the Company and constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity, (ii) the principal amount outstanding under the Fourth Amendment Convertible Notes will be convertible into Depositary Shares in accordance with the provisions of this Fourth Amendment and the Fourth Amendment Convertible Notes, and (iii) the Depositary Shares initially issuable upon such conversion, when issued and delivered in accordance with the provisions of this Fourth Amendment and the Fourth Amendment Convertible Notes, will be validly issued, fully paid and nonassessable.

          (c) The Fourth Amendment Warrants have been duly authorized for issuance and the Depositary Shares issuable upon exercise of the Fourth Amendment Warrants have been duly authorized and reserved for issuance and (i) the Initial Fourth Amendment Warrants being delivered on the date hereof have been, and the Subsequent Fourth Amendment Warrants being delivered after the date hereof in connection with any subsequent Advance, when delivered, will have been, duly executed and delivered by the Company in accordance with this Fourth Amendment and constitute and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity, (ii) the Fourth Amendment Warrants will be exercisable for Depositary Shares in accordance with their terms, and (iii) the Depositary Shares issuable upon exercise of the Fourth Amendment Warrants, when issued and delivered in accordance with the provisions of the Fourth Amendment Warrants, will be validly issued, fully paid and nonassessable.

          SECTION 3.4 COMPLIANCE WITH INSTRUMENTS, ETC. Except as set forth on
SCHEDULE 3.4 hereto, the Company is not in breach or violation of, or in default under, any term or provision of (i) its Certificate of Incorporation and Bylaws,
(ii) subject to Alpharma's approval of this Fourth Amendment and the transactions contemplated hereby and the execution on the date hereof of the Second Supplemental Agreement (the "Second Supplemental Agreement") by and among the Company, Alpharma, Alpharma Inc., State Street Bank and Trust Company and the Purchasers, any indenture, mortgage, deed of trust, voting trust agreement, stockholders agreement, note agreement, debt instrument or other agreement or instrument to which it is a party or by which it is bound or to which any of its property is subject, the effect of which breach, violation or default, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect, or (iii) any statute, judgment, decree, order, rule or regulation applicable to the Company or of any arbitrator, court, regulatory body, administrative agency or any other governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its respective activities or properties and the effect of which breach, violation or default, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

          SECTION 3.5 LITIGATION. Except as set forth on SCHEDULE 3.5 hereto, there are no actions, suits, proceedings or investigations pending, or, to the knowledge of the Company, threatened, against the Company before or by any court, regulatory body or administrative agency or any other governmental agency or body, domestic or foreign, which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, or any actions, suits, proceedings or investigations pending, or, to the knowledge of the Company, threatened, which challenge the validity of any action taken or to be taken pursuant to or in connection with this Fourth Amendment or the issuance of the Fourth Amendment Convertible Notes or the Fourth Amendment Warrants and the Depositary Shares issuable upon the conversion or exercise thereof which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As it pertains to the Company, when used herein, the phrases "to the knowledge of" or derivatives thereof shall mean the actual knowledge of the Chief Executive Officer or Vice President, Finance of the Company.

          SECTION 3.6 OFFERING. Subject to the Furman Selz Entities' representations and warranties in Article IV of this Fourth Amendment, the offer, sale and issuance of the Fourth Amendment Convertible Notes and the Fourth Amendment Warrants as contemplated by this Fourth Amendment are not subject to the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), and neither the Company nor anyone acting on its behalf, has taken or will take any action that would cause such registration requirements to be applicable.

          SECTION 3.7 PERMITS; GOVERNMENTAL AND OTHER APPROVALS. Subject to the consent of Alpharma to this Fourth Amendment and the transactions contemplated hereby, no approval, consent, authorization or other order of, and no designation, filing, registration, qualification or recording with, any governmental authority, domestic or foreign, is required for the Company's performance of this Fourth Amendment or the consummation of the transactions contemplated hereby except for the filing of a Form D under the Securities Act and the filing of a Form 8-K under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

          SECTION 3.8 SUBSIDIARIES. The Company has no subsidiaries and owns no securities of other corporations or entities other than short-term money market investments.


                                   ARTICLE IV
           REPRESENTATIONS AND WARRANTIES OF THE FURMAN SELZ ENTITIES

          Each Furman Selz Entity, severally and not jointly, hereby represents and warrants to the Company that (i) it is an "accredited investor" as that term is defined in Rule 501(a) promulgated under the Securities Act, (ii) it has the requisite knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of an investment in the Company,
(iii) it has had an opportunity to discuss the Company's business, management and financial affairs with the Company's management, (iv) it is acquiring the Fourth Amendment Convertible Notes and the Fourth Amendment Warrants and the Depositary Shares issuable upon the conversion or exercise thereof for investment for its own account and not with a view to, or for resale in connection with, any distribution thereof; nor with any present intention of distributing or selling the same; and, except as contemplated by the Series G Purchase Agreement or this Fourth Amendment, such Furman Selz Entity has no present or contemplated agreement, undertaking, arrangement, obligation, indebtedness or commitment providing for the disposition thereof, (v) it is not in material breach or violation of, or in default under, any term or provision of (A) its organizational and governing documents, (B) any indenture, mortgage, deed of trust, voting trust agreement, stockholders, partners or members agreement, note agreement or other agreement or instrument to which it is a party or by which it is or may be bound or to which any of its property is or may be subject, or (C) any statute, judgment, decree, order, rule or regulation applicable to such Furman Selz Entity or of any arbitrator, court, regulatory body, administrative agency or any other governmental agency or body, domestic or foreign, having jurisdiction over such Furman Selz Entity or any of its activities or properties, (vi) any Furman Selz Entity which is a corporation, partnership, limited liability company or trust represents that it has not been organized, reorganized or recapitalized specifically for the purpose of investing in the Company, (vii) it understands that the Fourth Amendment Convertible Notes and the Fourth Amendment Warrants and the Depositary Shares issuable upon the conversion or exercise thereof have not been registered under the Securities Act and it will not offer, sell, transfer, pledge, hypothecate or otherwise dispose of any of the Fourth Amendment Convertible Notes or the Fourth Amendment Warrants or the Depositary Shares issuable upon the conversion or exercise thereof except pursuant to an exemption from, or otherwise in a transaction not subject to, the registration requirements of the Securities Act or pursuant to an effective registration statement under the Securities Act, and, in each case, in accordance with any applicable state securities or "blue sky" laws and (viii) it understands that the Fourth Amendment Convertible Notes and the Fourth Amendment Warrants and any certificates representing the Depositary Shares issuable upon the conversion or exercise thereof and any other securities issued in respect of such securities upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall be stamped or otherwise imprinted with a legend in the following form (in addition to any legend required under other applicable securities laws):

               "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD OR OFFERED FOR SALE EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED."

          Each Furman Selz Entity further represents that (i) it has full power and authority to execute, deliver and perform this Fourth Amendment, (ii) the person executing this Fourth Amendment on behalf of such Furman Selz Entity has the appropriate authority to act on behalf of such Furman Selz Entity, (iii) this Fourth Amendment has been duly authorized, executed and delivered by such Furman Selz Entity and constitutes a legal, valid and binding agreement of such Furman Selz Entity, enforceable against such Furman Selz Entity in accordance with its terms, subject to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity, and (iv) it has not employed any broker or finder in connection with the transactions contemplated by this Fourth Amendment. To the best of its knowledge, each Furman Selz Entity acknowledges receipt of, and the opportunity to review, the information that it believes necessary to make an investment in the Fourth Amendment Convertible Notes and the Fourth Amendment Warrants and the Depositary Shares issuable upon the conversion or exercise thereof.


                                    ARTICLE V
                  AMENDMENTS TO THE SERIES G PURCHASE AGREEMENT

          SECTION 5.1 AGREEMENT OF FURMAN SELZ ENTITIES. Each of the Furman Selz Entities, by its execution of this Fourth Amendment, hereby joins in and agrees to be bound by and subject to the provisions of Articles VII, VIII, IX, X, XI, XII, XIII, XIV, XV, XVI and XVII of the Series G Purchase Agreement, all as amended from time to time in accordance with Article XIV of the Series G Purchase Agreement, as a Purchaser or a Holder thereunder, with respect to the Fourth Amendment Convertible Notes and the Fourth Amendment Warrants issued or issuable to such Furman Selz Entities and the Depositary Shares issued or issuable upon conversion or exercise thereof.

          SECTION 5.2 DEFINITIONS. For purposes of Articles VII, VIII, IX, X, XI, XII, XIII, XIV, XV, XVI and XVII of the Series G Purchase Agreement: (a) the terms "Notes" and "Convertible Notes" shall hereby be amended to include the Fourth Amendment Convertible Notes; (b) the term "Note Conversion Shares" shall hereby be amended to include the Depositary Shares issued or issuable upon conversion of the Fourth Amendment Convertible Notes; (c) the term "Warrants" shall hereby be amended to include the Fourth Amendment Warrants; (d) the term "Warrant Shares" shall hereby be amended to include the Depositary Shares issued or issuable upon exercise of the Fourth Amendment Warrants; and (e) the term "Securities" shall hereby be amended to include the Fourth Amendment Convertible Notes and the Fourth Amendment Warrants.

          SECTION 5.3 CONVERSION. Article XII of the Series G Purchase Agreement is hereby amended as follows:

          (a) Section 12.1 of Article XII is hereby amended by inserting immediately following the definition of "Person" the following definitions:

               "CONVERTIBLE NOTES" means the 8% Convertible Notes, the Third Amendment Convertible Notes and the Fourth Amendment Convertible Notes.

               "FOURTH AMENDMENT CONVERTIBLE NOTES" means the 7.5% convertible notes issued as of October 15, 1999."

          (b) Section 12.2 of Article XII is hereby deleted in its entirety and the following paragraph is hereby inserted in lieu thereof:

               "12.2 RIGHT OF CONVERSION; CONVERSION PRICE.

          (a) CONVERSION TO COMMON STOCK. Any holder of Convertible Notes shall have the right, at its option, at any time to convert, subject to the terms and provisions of this Article XII, such Convertible Notes into shares of Common Stock upon surrender of the Convertible Notes to be so converted, accompanied by written notice of conversion duly executed, to the Company, and, if so required by the Company, duly endorsed to the Company or in blank or accompanied by proper instruments of transfer to the Company or in blank. The 8% Convertible Notes shall be convertible at the conversion price of $4.75 per share of Common Stock, or in case an adjustment of such price has taken place pursuant to the provisions of this Article XII, the price as last adjusted (such price or adjusted price being referred to herein as the "8% Note Conversion Price"). The Third Amendment Convertible Notes shall be convertible at the conversion price of $3.00 per share of Common Stock, or in case an adjustment of such price has taken place pursuant to the provisions of this Article XII, the price as last adjusted (such price or adjusted price being referred to herein as the "Third Amendment Conversion Price"). The Fourth Amendment Convertible Notes shall be convertible at the conversion price of $3.00 per share of Common Stock, or in case an adjustment of such price has taken place pursuant to the provisions of this Article XII, the price as last adjusted (such price or adjusted price being referred to herein as the "Fourth Amendment Conversion Price," and together with the 8% Note Conversion Price and the Third Amendment Conversion Price, the "Conversion Price"). The number of shares of Common Stock issuable upon such conversion shall be equal to (a) the aggregate principal amount of the Convertible Note to be converted plus accrued but unpaid interest thereon to the date of conversion, divided by (b) the applicable Conversion Price. Whenever the Conversion Price in effect shall be adjusted pursuant to this Article XII, the Company shall promptly provide to each holder of Convertible Notes a notice stating that the Conversion Price has been adjusted and setting forth the adjusted Conversion Price, which notice shall be signed on behalf of the Company by the President and the Chief Financial Officer of the Company and shall set forth in reasonable detail a calculation to the nearest cent of the Conversion Price, the method of calculation and the facts requiring such adjustment.

          (b) CONVERSION TO DEPOSITARY SHARES; CALL OPTION EXERCISE. Notwithstanding the foregoing, from and after July 23, 1999 until the Option Determination Date (as defined in the Depositary Agreement dated as of February 16, 1999 by and among the Company, Alpharma and State Street Bank and Trust Company (the "Depositary Agreement")), each Convertible Note shall be convertible into a number of depositary shares, each Depositary Share representing one share of Common Stock of the Company subject to a call option (a "Depositary Share"), equal to the number of shares of Common Stock that would otherwise be issuable upon conversion of such Convertible Note. From and after the Option Expiration Date (as defined in the Depositary Agreement), each Convertible Note shall be convertible into Common Stock of the Company in accordance with subclause (a) of this Section 12.2."

          (c) Section 12.4 of Article XII is hereby amended by deleting Section 12.4(c) in its entirety and inserting in lieu thereof the following:

               "(c) Notwithstanding Sections 12.4(a) and (b), no adjustment to the applicable Conversion Price with respect to the Convertible Notes shall be made in connection with the issuance of:

               (i) the Securities and the securities issued or issuable upon conversion or exercise of the Securities, or other Derivative Securities outstanding as of June 1, 1998;

               (ii) shares of Common Stock or rights, options or warrants to acquire Common Stock issued to directors, employees or consultants of the Company pursuant to a stock option plan, employee stock purchase plan, restricted stock plan or other similar stock plan or agreement (and, in the case of rights, options, or warrants, the Common Stock issued or issuable upon exercise thereof) and approved by the Board of Directors;

               (iii) the Direct Purchase Shares and the shares of Common Stock issuable pursuant to the letter agreement dated February 16, 1999 among the Company and FS Private Investments LLC;

               (iv) the Third Amendment Convertible Notes and the associated Third Amendment Warrants and the shares of Common Stock issued or issuable upon conversion or exercise thereof; and

               (v) the Fourth Amendment Convertible Notes and the associated Fourth Amendment Warrants and the securities issued or issuable upon conversion or exercise thereof."

          SECTION 5.4 SECURED LOANS. Article VIII of the Series G Purchase Agreement is hereby amended as follows:

          (a) Section 8.2 of Article VIII is hereby amended by adding the following clause to the beginning of the first sentence thereof:

               "Except for any security interest in the Collateral with respect to Secured Loans or Fourth Amendment Secured Loans".

          (b) Section 8.12 of Article VIII is hereby amended by deleting clause
(iii) in its entirety and replacing it with the following:

               "(iii) securities permitted by Section 8.1(g) of the Loan Agreement."

          (c) Section 8.15 of Article VIII is hereby amended by adding the following definitions:

                    "SECURED LOANS" means all Project Loans and all Screened
               Project Loans (each as defined in the Second Supplemental Agreement dated October 15, 1999 by and between the Company, Alpharma USPD Inc., Alpharma Inc., State Street Bank and Trust Company and the Purchasers).

                    "COLLATERAL" means all assets, properties, contract rights and other intangibles and choses in action purchased, licensed or otherwise acquired by the Company with the proceeds of a Secured Loan.

                    "FOURTH AMENDMENT SECURED LOANS" means all Fourth Amendment
               Advances (as defined in the Fourth Amendment dated as of October 15, 1999 (the "Fourth Amendment") to this Agreement) to the extent that such Fourth Amendment Advances are secured by Collateral pursuant to the terms of the Fourth Amendment."


                                   ARTICLE VI
                     OTHER AGREEMENTS, WAIVERS AND CONSENTS

          SECTION 6.1 SENIORITY OF NOTES. The Furman Selz Entities hereby agree that the 7.5% Convertible Subordinated Note in the aggregate principal amount of up to $40,000,000 (the "Alpharma Convertible Note") issued by the Company on February 19, 1999 to Alpharma pursuant to the Loan Agreement dated as of February 16, 1999 by and among the Company, Alpharma and Alpharma Inc., as amended (the "Alpharma Loan Agreement"), shall rank pari passu in right of payment with the Fourth Amendment Convertible Notes, the Third Amendment Convertible Notes, the Subordinated Notes and the Convertible Notes issuable upon exchange of the Preferred Stock, except as otherwise provided in the Subordination Agreement dated as of February 16, 1999 among the Company, the Purchasers and Alpharma, as amended (the "Subordination Agreement").

          SECTION 6.2 CONSENT TO ISSUANCE OF THE FOURTH AMENDMENT CONVERTIBLE NOTES AND FOURTH AMENDMENT WARRANTS. The Purchasers hereby consent, in all respects under the Series G Purchase Agreement, including without limitation under Sections 8.1 and 8.7, to the consummation of the transactions contemplated by this Fourth Amendment, including without limitation the issuance of the Fourth Amendment Convertible Notes and the Fourth Amendment Warrants.

          SECTION 6.3 RIGHTS OF FIRST REFUSAL. The Purchasers hereby waive any rights of first refusal held by the Purchasers under Section 7.7 of the Series G Purchase Agreement which were, are or may be applicable to (i) the issuance of the Fourth Amendment Convertible Notes and the Depositary Shares issuable upon the conversion thereof and (ii) the issuance of the Fourth Amendment Warrants and the Depositary Shares issuable upon the exercise thereof.

          SECTION 6.4 ANTIDILUTION ADJUSTMENT. The Purchasers hereby agree that no adjustment shall be made to the Conversion Price of the Convertible Notes under Section 12.4 of the Purchase Agreement or the Warrant Price and the Warrant Shares under Article III of the Warrants or under Article III of the Third Amendment Warrants with respect to (i) the issuance of the Fourth Amendment Convertible Notes and the Depositary Shares issuable upon the conversion thereof and (ii) the issuance of the Fourth Amendment Warrants and the Depositary Shares issuable upon the exercise thereof.


                                   ARTICLE VII
                                  MISCELLANEOUS

          SECTION 7.1 THE SERIES G PURCHASE AGREEMENT. Except as amended by this Fourth Amendment, the Series G Purchase Agreement shall remain in full force and effect in accordance with its terms. This Fourth Amendment shall be deemed to be included in the Series G Purchase Agreement as defined above.

          SECTION 7.2 GOVERNING LAW. The rights and obligations of the parties under or pursuant to this Fourth Amendment shall be governed by and construed in accordance with the laws of the State of New York.

          SECTION 7.3 EXPENSES. The Company will pay all reasonable legal fees and disbursements of counsel for the Furman Selz Entities incurred with respect to the negotiation, execution and consummation of this Fourth Amendment and the transactions contemplated by this Fourth Amendment.

          SECTION 7.4 REFERENCES TO SERIES G PURCHASE AGREEMENT. Whenever in any certificate, letter, notice or other instrument reference is made to the Series G Purchase Agreement, such reference without more shall include this Fourth Amendment.

          SECTION 7.5 AMENDMENTS TO ALPHARMA AGREEMENTS. No amendment to the Alpharma Loan Agreement or any of the Ancillary Agreements shall have the effect of changing the meaning of any provision of this Fourth Amendment or the Series G Purchase Agreement without the consent of the Purchasers (and permitted assignees of the Purchasers) in accordance with Article XIV of the Series G Purchase Agreement.

          SECTION 7.6 COUNTERPARTS. This Fourth Amendment may be executed simultaneously in counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of the contents of this Fourth Amendment to produce or account for more than one such counterpart.

          SECTION 7.7 EFFECTIVENESS. This Fourth Amendment to the Series G Purchase Agreement shall be effective on the date hereof.

          SECTION 7.8 DEPOSITARY SHARE CONVERSION. From and after the Option Expiration Date, the term Depositary Shares as used herein shall be deemed to include the shares of Common Stock issuable upon the exchange of the Depositary Shares upon expiration of the Call Option (as defined in the Depositary Agreement).

          IN WITNESS WHEREOF this Fourth Amendment has been executed by duly authorized representatives of the parties hereto on the day, month and year first above written.


                                         ASCENT PEDIATRICS, INC.


                                         By:
                                             -------------------------------
                                             Name:    Alan R. Fox
                                             Title:   President and
                                                      Chief Executive Officer

                                         FURMAN SELZ INVESTORS II L.P.
                                         FS EMPLOYEE INVESTORS LLC
                                         FS PARALLEL FUND L.P.

                                         By:  FS PRIVATE INVESTMENTS LLC,
                                              MANAGER


                                         By:
                                               ------------------------------
                                               Name:   James L. Luikart
                                               Title:  Managing Member


                                         BANCBOSTON VENTURES INC.


                                         By:
                                               -----------------------------
                                               Name:  Marcia T. Bates
                                               Title: Managing Director


                                         FLYNN PARTNERS


                                         By:
                                               ----------------------------
                                               Name:  James E. Flynn,
                                                        General Partner
                                                      Flynn Partners

                                                                   Exhibit A


FORM OF 7.5% CONVERTIBLE SUBORDINATED NOTE DUE JULY 1, 2004

THIS NOTE AND THE SECURITIES ISSUABLE UPON CONVERSION OF THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD OR OFFERED FOR SALE EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS NOTE UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

$_________                                                  OCTOBER 15, 1999
                                                    WILMINGTON, MASSACHUSETTS

          FOR VALUE RECEIVED, ASCENT PEDIATRICS, INC., a Delaware corporation (the "undersigned"), hereby promises to pay to the order of ____________, or registered assigns, the principal amount of _______________ Dollars ($__________), or if less, the aggregate unpaid amount of all Advances made to the undersigned under the Fourth Amendment (as defined below), on July 1, 2004, and to pay interest from the date hereof (computed on the basis of a 360-day year of twelve 30-day months) on the unpaid principal amount outstanding hereof at the rate of 7.5% per annum until the unpaid principal amount outstanding hereunder shall become due and payable, and to pay, on demand, interest on any overdue principal, including any overdue prepayment of principal and premium, if any, at the rate of 12% per annum.

          SCHEDULE A attached hereto and incorporated herein by reference records (i) the date and amount of each Advance hereunder and (ii) the date and amount of any principal and interest payments made by the Company hereunder; provided however that any failure to endorse such information on such Schedule or continuation thereof shall not in any manner affect the obligation of the Company to make payments of principal and interest in accordance with the terms of this Note.

          Payments of principal, premium, if any, and interest shall be made to the registered holder hereof in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts, at the office of the Company at 187 Ballardvale Street, Suite B125, Wilmington, Massachusetts 01887, subject to the right of the registered holder hereof under the Fourth Amendment to receive direct payment in immediately available funds.

          Accrued interest shall be paid by the undersigned quarterly on March 31, June 30, September 30 and December 31 of each year, commencing on December 31, 1999.

          If any amounts under this Note become due and payable on a Saturday or Sunday or a day on which banks in the State of New York or the Commonwealth of Massachusetts are authorized by law to remain closed, such amounts shall be paid on the next succeeding day that such banks shall be open for business.

          This Note has been issued pursuant to, and is one of a series of notes (the "Fourth Amendment Convertible Notes") issued pursuant to the Fourth Amendment dated as of October 15, 1999 (the "Fourth Amendment") to the Securities Purchase Agreement dated as of May 13, 1998 between the undersigned and the Purchasers named therein, as amended (such Securities Purchase Agreement, as amended on September 30, 1998, February 16, 1999 and July 1, 1999 and by the Fourth Amendment being referred to herein as the "Purchase Agreement"). This Note is subject to and entitled to the benefits of all of the provisions of the Purchase Agreement. Capitalized terms herein are used as defined in the Purchase Agreement unless otherwise defined herein.

          This Note may be redeemed by either the undersigned or the holder as provided in Article IX of the Purchase Agreement. This Note may, or in certain circumstances, shall automatically, be converted into Depositary Shares or other securities of the Company in accordance with Section 12.2 of the Purchase Agreement.

          This Note is a general unsecured obligation of the undersigned and is subordinated to all Senior Indebtedness in accordance with Article XI of the Purchase Agreement and, as provided under Article XI, in certain circumstances, to Senior Indebtedness under the Subordination Agreement dated as of February 16, 1999 among the Company, Alpharma USPD Inc. and the Original Lenders named therein, as amended. Upon the occurrence of any one or more Events of Default, all amounts then remaining unpaid on this Note may be declared to be immediately due and payable subject to and as provided in the Purchase Agreement.

          This Note may be amended and the provisions hereof may be waived only in accordance with Article XIV of the Purchase Agreement.

          This Note shall be governed by and construed in accordance with the laws of the State of New York.

          IN WITNESS WHEREOF, ASCENT PEDIATRICS, INC. has caused this Note to be duly executed.

                                                     ASCENT PEDIATRICS, INC.

(CORPORATE SEAL)

ATTEST:                                              By:
                                                        ----------------------
                                                     Name:
                                                     Title:
-------------------------
Name:
Title:  Secretary

                                                                  Exhibit B


THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD OR OFFERED FOR SALE EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

VOID AFTER 5:00 P.M., NEW YORK TIME, ON OCTOBER 15, 2006, OR IF NOT A BUSINESS DAY, AS DEFINED HEREIN, AT 5:00 P.M., NEW YORK TIME, ON THE NEXT FOLLOWING BUSINESS DAY.


                                                          WARRANT TO PURCHASE
                                                  _________ DEPOSITARY SHARES


                      WARRANT TO PURCHASE DEPOSITARY SHARES

                                       OF

                             ASCENT PEDIATRICS, INC.

                           --------------------------

          This certifies that, for value received, ____________ or registered assigns ("Warrantholder"), is entitled to purchase from Ascent Pediatrics, Inc., a Delaware corporation (the "Company"), subject to the terms set forth below, at any time prior to the Expiration Date, after which time this Warrant shall become void, _________ Warrant Shares at the Warrant Price. The Warrant Price and the number of Warrant Shares purchasable hereunder are subject to adjustment from time to time as provided herein.

          This Warrant is one of a series of warrants (the "Warrants") evidencing the right to purchase Depositary Shares of the Company issued pursuant to a certain Fourth Amendment (the "Fourth Amendment"), dated as of October 15, 1999, to the Series G Securities Purchase Agreement, dated as of May 13, 1998, by and between the Company and the persons named therein, as amended (such Securities Purchase Agreement, as amended on September 30, 1998, February 16, 1999 and July 1, 1999 and by the Fourth Amendment being referred to herein as the "Purchase Agreement"), copies of which Purchase Agreement are on file at the principal office of the Company, and the holder of this Warrant shall be entitled to all of the benefits of and be bound by all of the applicable obligations of the Purchase Agreement, as provided therein.


                                    ARTICLE I

                                  DEFINED TERMS

          Section 1.1. DEFINITION OF TERMS. As used in this Warrant, the following capitalized terms shall have the following respective meanings:

          (a) "Business Day" shall mean a day other than a Saturday, Sunday or other day on which banks in the State of New York or the Commonwealth of Massachusetts are authorized by law to remain closed.

          (b) "Convertible Notes" shall mean the 7.5% Convertible Subordinated Notes due July 1, 2004 issued pursuant to the Third Amendment dated as of July 1, 1999 to the Purchase Agreement, the 7.5% Convertible Subordinated Notes due July 1, 2004 issuable pursuant to the Fourth Amendment and the 8.0% Convertible Subordinated Notes issued on July 23, 1999 pursuant to the Purchase Agreement.

          (c) "Common Stock" shall mean the Common Stock, $.00004 par value per share, of the Company.

          (d) "Closing Price" shall mean, with respect to any day, the last reported sales price of the Depositary Shares, regular way, or in case no sale takes place on such day, the average of the reported closing bid and asked prices of the Depositary Shares, regular way, in either case as reported on the principal national securities exchange on which the Depositary Shares is listed or admitted to trading or, if the Depositary Shares are not listed or admitted to trading on any national securities exchange, but is traded in the over-the-counter market, the closing sale price of the Depositary Shares or in case no sale is publicly reported, the average of the representative closing bid and asked quotations for the Depositary Shares on the Nasdaq National Market, or, if bid and asked prices for such day shall not have been reported on The Nasdaq Stock Market, the average of the bid and asked prices for the Depositary Shares as furnished by any New York Stock Exchange, Inc. member firm regularly making a market in the Depositary Shares and selected for such purpose by the Board of Directors of the Company.

          (e) "Depositary Shares" means the depositary shares of the Company issued pursuant to the Depositary Agreement dated as of February 16, 1999 by and among the Company, Alpharma USPD Inc. and State Street Bank and Trust Company, as amended (the "Depositary Agreement"), each Depositary Share representing one share of Common Stock of the Company subject to a call option and represented by a depositary receipt.

          (f) "Expiration Date" shall mean the earlier of (a) October 15, 2006, or if such day is not a Business Day, the next succeeding day which is a Business Day.

          (g) "Fair Market Value" with respect to the date of any exercise by the Warrantholder of all or a portion of this Warrant, shall mean the average daily Closing Price of the Depositary Shares, as applicable, for thirty (30) consecutive trading days commencing forty-five (45) days before the date of such exercise by the Warrantholder of all or a portion of this Warrant, PROVIDED, HOWEVER, that where no public market exists for the Depositary Shares at the time of the exercise of all or a portion of this Warrant, the fair market value per share shall be determined by the Company's Board of Directors in good faith.

          (h) "Fourth Amendment" shall mean the Fourth Amendment, dated as of October 15, 1999, to the Purchase Agreement.

          (i) "Person" shall mean any individual, corporation, association, company, business trust, partnership, limited liability company, joint venture, joint-stock company, trust, unincorporated organization, association or any other entity or government or any agency or political subdivision thereof.

          (j) "Purchase Agreement" shall mean that certain Securities Purchase Agreement, dated as of May 13, 1998, among the Company and the persons named therein, as amended.

          (k) "Related Person" of any Person means any other Person directly or indirectly owning (A) twenty percent (20%) or more of the outstanding common stock of such Person (or, in the case of a Person that is not a corporation, twenty percent (20%) or more of the equity interest in such Person) or (B) twenty percent (20%) or more of the combined voting power of the voting capital stock of such Person.

          (l) "Securities Act" shall mean the Securities Act of 1933, as amended.

          (m) "Subordinated Notes" shall mean the Company's 8% Subordinated Notes due 2005 issued pursuant to the Purchase Agreement.

          (n) "Third Amendment" shall mean the Third Amendment, dated as of July 1, 1999, to the Purchase Agreement.

          (o) "Warrant Price" shall mean Three Dollars ($3.00) per Warrant Share, as such price may be adjusted from time to time pursuant to Article III hereof.

          (p) "Warrant Shares" shall mean the Depositary Shares purchasable upon exercise of this Warrant.


                                   ARTICLE II

                        DURATION AND EXERCISE OF WARRANT

          Section 2.1. EXERCISE OF WARRANT. The Warrantholder may exercise this Warrant, in whole or in part, by presentation and surrender of this Warrant at the address of the Company set forth in Section 4.6 hereof or at such other address as the Company may designate by notice in writing to the Warrantholder with the Subscription Form annexed hereto duly executed, accompanied by payment of the Warrant Price for each Warrant Share purchased. Upon receipt thereof, the Company shall cause to be issued certificates for the Warrant Shares so purchased in such denominations as are requested for delivery to the Warrantholder. Such certificates shall be delivered as promptly as practicable to the Warrantholder. Upon any partial exercise of this Warrant, the Company shall execute and deliver a new Warrant of like tenor and date for the balance of the Warrant Shares purchasable hereunder. Upon exercise, the Warrantholder shall be deemed to be the holder of record of Depositary Shares issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such Depositary Shares shall not then be actually delivered to the Warrantholder. If at the time this Warrant is exercised, a registration statement is not in effect to register under the Securities Act the Warrant Shares issuable upon exercise of this Warrant, the Company may require the Warrantholder to make such representations, and may place such legends on certificates representing the Warrant Shares, as may be reasonably required to permit the Warrant Shares to be issued without such registration. The Company shall pay any and all stock transfer and similar taxes which may be payable in respect of the issue of the Warrant or in respect of the issue of any of the Warrant Shares, except the Company shall not pay such transfer taxes if the Warrant Shares are issued to a Person other than the Warrantholder.

          Section 2.2. RESERVATION OF SHARES. The Company hereby agrees that at all times there shall be reserved for issuance and delivery upon exercise of this Warrant such number of Depositary Shares or other shares of capital stock of the Company as may be from time to time issuable upon exercise of this Warrant. All such shares shall be duly authorized, and when issued upon such exercise, shall be validly issued, fully paid and nonassessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions, other than those restrictions imposed by the Securities Act of 1933, and free and clear of all preemptive and similar rights.

          Section 2.3. FRACTIONAL SHARES. The Company shall not be required to issue any fraction of a Depositary Share in connection with the exercise of this Warrant, and in any case where the Warrantholder would, except for the provisions of this Section 2.3, be entitled under the terms of this Warrant to receive a fraction of a share upon the exercise of this Warrant, the Company shall, upon the exercise of this Warrant and receipt of the Warrant Price (as adjusted to cover the balance of the share), issue the largest number of whole shares purchasable upon exercise of this Warrant, but in no event shall the Company issue more than such number of Depositary Shares as are issuable pursuant to the exercise of this Warrant. The Company shall not be required to make any cash or other adjustment in respect of such fraction of a share to which the Warrantholder would otherwise be entitled.

          Section 2.4. PAYMENT FOR WARRANT SHARES.

          (a) Payment of the aggregate Warrant Price for Warrant Shares to be purchased upon exercise of all or a portion of this Warrant shall be made in full by delivery to the Company, at its address set forth in Section 4.6 hereof or at such other address as the Company may designate by notice in writing to the Warrantholder, of a certified or bank cashier check or by wire transfer to an account in the United States designated by the Company.

          (b) Payment of the aggregate Warrant Price may also be made in full by
(i) delivery to the Company of Convertible Notes plus accrued interest thereon, in an aggregate principal amount equal to the aggregate Warrant Price, (ii) delivery to the Company of Subordinated Notes plus accrued interest thereon, in an aggregate principal amount equal to the aggregate Warrant Price or (iii) a combination of cash (payable by wire transfer or certified or bank check), Convertible Notes or Subordinated Notes beneficially owned by such Warrantholder and such accumulated dividends or accrued interest, as the case may be, in an aggregate principal amount equal to the aggregate Warrant Price. Any Convertible Notes or Subordinated Notes surrendered for exchange hereunder shall be, if so required by the Company, accompanied by a written instrument or instruments of transfer in form satisfactory to the Company duly delivered by the Warrantholder.

          (c) Notwithstanding any provisions herein to the contrary, if the Fair Market Value of one Depositary Share is greater than the Warrant Price (at the date of calculation as set forth below), in lieu of exercising this Warrant for cash, the Warrantholder may elect to receive shares equal to the value (as determined below) of this Warrant (or the portion thereof, which portion shall be canceled) by surrender of this Warrant at the principal office of the Company together with the properly endorsed Subscription Form annexed hereto and notice of such election in which event the Company shall issue to the Warrantholder a number of Depositary Shares computed using the following formula:

                            X   =  Y(A-B)
                                   ------
                                      A

Where                       X =    the number of Depositary Shares to be
                                   issued to the Warrantholder

                            Y = the number of Depositary Shares purchasable under the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being canceled (at the date of such calculation)

                            A = the Fair Market Value of one Depositary Share (at the date of such calculation)

                            B = Warrant Price (as adjusted to the date of such calculation)

                                   ARTICLE III

                  ADJUSTMENT OF WARRANT PRICE OR WARRANT SHARES

          Section 3.1. ADJUSTMENT OF WARRANT PRICE.

          (a) Except as hereinafter provided, in case the Company shall at any time after the date hereof issue or sell any obligations or Depositary Shares, for a consideration per share less than the Warrant Price in effect immediately prior to the issuance or sale of such shares, or without consideration, then, and thereafter successively upon each issuance or sale, the Warrant Price in effect immediately prior to each such issuance or sale shall forthwith be reduced to a price determined by dividing (i) an amount equal to (X) the total number of Depositary Shares outstanding immediately prior to such issuance or sale multiplied by the Warrant Price in effect immediately prior to such issuance or sale, plus (Y) the consideration, if any, received by the Company upon such issuance or sale, by (ii) the total number of Depositary Shares outstanding immediately after such issuance or sale.

          For the purposes of any computation to be made in accordance with the provisions of this paragraph (a), the following shall be applicable:

               (i) In case of the issuance or sale of Depositary Shares for a consideration part or all of which shall be cash, the amount of the cash consideration therefor shall be deemed to be the amount of cash received by the Company for such shares (or, if such Depositary Shares are offered by the Company for subscription, the subscription price, or, if Depositary Shares shall be sold to underwriters or dealers for public offering without a subscription offering, the public offering price) before deducting therefrom any commissions or other expenses paid or incurred by the Company for any underwriting of, or otherwise in connection with the issuance of such shares;

               (ii) In case of the issuance or sale of Depositary Shares for a consideration part or all of which shall be other than cash (otherwise than as a dividend or other distribution on any Depositary Shares of the Company or on conversion, exercise or exchange of other securities of the Company or upon acquisition of the assets or securities of another company or upon merger or consolidation with another entity), the amount of consideration therefor other than cash shall be the value of such consideration as of the date of the issuance or sale of the Depositary Shares, irrespective of accounting treatment, but as determined by the Board of Directors of the Company in good faith. The reclassification of securities other than Depositary Shares into Depositary Shares shall be deemed to involve the issuance for a consideration other than cash of such Depositary Shares immediately prior to the close of business on the date fixed for the determination of security holders entitled to receive such Depositary Shares;

               (iii) In case of the issuance of Depositary Shares upon conversion or exchange of any obligations or of any securities of the Company that shall be convertible into or exchangeable for Depositary Shares or upon the exercise of rights or options to subscribe for or to purchase Depositary Shares (other than upon exercise of this Warrant), the amount of consideration received by the Company for such Depositary Shares shall be deemed to be the sum of (A) the amount of the consideration received by the Company upon the original issuance of such obligations, shares, rights or options, as the case may be, plus (B) the consideration, if any, other than such obligations, shares, rights or options, received by the Company upon such conversion, exchange, or exercise except in adjustment of interest and dividends. The amount of the consideration received by the Company upon the original issuance of the obligations, shares, rights or options so converted, exchanged or exercised and the amount of the consideration, if any, other than such obligations, shares, rights or options, received by the Company upon such conversion, exchange or exercise shall be determined in the same manner provided in subparagraphs (i) and (ii) above with respect to the consideration received by the Company in case of the issuance of Depositary Shares; if such obligations, shares, rights or options shall have been issued as a dividend upon any securities of the Company, the amount of the consideration received by the Company upon the original issuance thereof shall be deemed to be zero. In case of the issuance of Warrant Shares upon exercise of this Warrant, the Company shall be deemed to have received the Warrant Price then in effect as the consideration for each Depositary Share so issued;

               (iv) Depositary Shares issuable by way of dividend or other distribution on any securities of the Company shall be deemed to have been issued and to be outstanding at the close of business on the record date fixed for the determination of security holders entitled to receive such dividend or other distribution and shall be deemed to have been issued without consideration. Depositary Shares issued otherwise than as a dividend, shall be deemed to have been issued and to be outstanding at the close of business on the date of issue;

               (v) The number of Depositary Shares at any time outstanding shall not include any shares then owned or held by or for the account of the Company, but shall include the aggregate number of shares deliverable in respect of options, rights and exercisable, convertible and exchangeable securities at all times while such options, rights or securities remain outstanding and unexercised, unconverted or unexchanged, as the case may be; and

               (vi) No adjustment shall be made to the Warrant Price in effect upon conversion or exchange of (i) securities convertible or exercisable or exchangeable for Depositary Shares or for other securities that are subsequently exercisable for Depositary Shares that are outstanding as of the date of the Fourth Amendment, or (ii) any obligations or any securities of the Company that shall be convertible into or exercisable or exchangeable for Depositary Shares or upon the exercise of rights or options to subscribe for or to purchase Depositary Shares for which an adjustment in the Warrant Price has previously been made in accordance with paragraph (b) of this Section 3.1.

               (vii) In the event that any payment is made to the holders of warrants issued pursuant to the Securities Purchase Agreement dated as of January 31, 1997 among the Company, Triumph Connecticut Limited Partnership and the other purchasers named therein pursuant to Section 8.3(b) (or successor provision) of such Securities Purchase Agreement which does not result in a modification pursuant to Section 3.4, the Company shall be deemed to have issued without consideration as of the date of the event giving rise to such payment a number of Depositary Shares equal to the amount of such payment divided by the Closing Price on the date of such event.

          (b) In case the Company shall at any time after the date hereof issue options or rights to subscribe for Depositary Shares, or issue any obligations or securities convertible into or exchangeable for Depositary Shares, otherwise than as contemplated by Section 3.1(a)(vi) or pursuant to Section 3.3 hereof, for a consideration per share less than the Warrant Price in effect immediately prior to the issuance of such options or rights or convertible or exchangeable securities, or without consideration, the Warrant Price in effect immediately prior to the issuance of such options or rights or securities shall be reduced to a price determined by making a computation in accordance with the provisions of paragraph (a) of this Section 3.1, provided that:

               (i) the aggregate maximum number of Depositary Shares deliverable under such options or rights shall be considered to have been delivered at the time such options or rights were issued, and for a consideration equal to the minimum purchase price per Depositary Share provided for in such options or rights, plus the consideration (determined in the same manner as consideration received on the issue or sale of Depositary Shares), if any, received by the Company for such options or rights;

               (ii) the aggregate maximum number of Depositary Shares deliverable upon conversion of or exchange for any such obligations or securities shall be considered to have been delivered at the time of issuance of such securities, and for a consideration equal to the consideration (determined in the same manner as consideration received on the issue or sale of Depositary Shares) received by the Company for such securities, plus the consideration, if any, to be received by the Company upon the exchange or conversion thereof; and

               (iii) on the expiration of such options or rights, or an increase in the minimum exercise price thereof, or a decrease in the maximum number of Depositary Shares deliverable upon exercise or conversion of such options, rights or convertible or exchangeable securities pursuant to the terms thereof (and not as a result of exercise or conversion), or the termination of such right to convert or exchange, the Warrant Price in effect shall forthwith be readjusted to such Warrant Price as would have obtained (A) in the case of the expiration or termination of options or rights or the termination of the right to convert or exchange convertible or exchangeable securities, had no adjustments been made upon the issuance of such options, rights or convertible or exchangeable securities, or (B) in the case of an increase in the minimum exercise price thereof, or a decrease in the maximum number of shares deliverable thereunder, had the adjustments made upon the issuance of such options, rights or convertible or exchangeable securities been made upon the basis of the delivery of only the number of Depositary Shares (A) actually deliverable upon the exercise of such options or rights or upon conversion or exchange of such securities, or (B) deliverable by reason of such increase in price or decrease in number of shares.

          (c) No adjustment to the Warrant Price shall be made in connection with the issuance of:

               (i) the Convertible Notes, the Warrants issued pursuant to the Third Amendment, the Warrants issued pursuant to the Fourth Amendment, the Warrants issued pursuant to the Purchase Agreement and the New Warrants, as such term is defined in the Purchase Agreement (together, the "Convertible Securities"), and the securities issued or issuable upon conversion or exercise of the Convertible Securities, or other currently outstanding securities that are convertible, exercisable or exchangeable for Depositary Shares; and

               (ii) Depositary Shares or rights, options or warrants to acquire Depositary Shares issued to directors, employees or consultants of the Company pursuant to a stock option plan or agreement (and, in the case of rights, options, or warrants, the Depositary Shares issued or issuable upon exercise thereof) and approved by the Board of Directors;

          (d) In case the Company shall at any time after the date hereof subdivide or combine the outstanding Depositary Shares, the Warrant Price in effect shall forthwith be proportionately decreased in the case of the subdivision or proportionately increased in the case of combination to the nearest one cent. Any such adjustment shall become effective at the close of business on the date that such subdivision or combination shall become effective.

          (e) No adjustment to the Warrant Price shall be made in connection with the conversion of all outstanding Depositary Shares into shares of Common Stock on the Option Expiration Date (as defined in the Depositary Agreement) pursuant to the terms of the Depositary Agreement.

          Section 3.2. ADJUSTMENT OF WARRANT SHARES. In the event of an adjustment of the Warrant Price, the number of Depositary Shares (or reclassified or recapitalized stock) issuable upon exercise of this Warrant after such adjustment shall be equal to the number determined by multiplying the number of Depositary Shares issuable upon exercise of this Warrant immediately prior to such adjustment by a fraction, of which the numerator is the Warrant Price in effect immediately prior to such adjustments, and the denominator is the Warrant Price in effect immediately after such adjustment.

          Section 3.3. DIVIDENDS AND DISTRIBUTIONS. In the event that the Company shall at any time after the date hereof pay any dividend (other than in Depositary Shares) on, or make any distribution of its assets upon or with respect to, the Depositary Shares, or in the event that the Company shall offer options or rights to subscribe for Depositary Shares, or issue any securities convertible into or exchangeable for Depositary Shares, to all of its holders of Depositary Shares, then on the record date for such payment, distribution or offer or, in the absence of a record date, on the date of such payment, distribution or offer, the Warrantholder shall receive what the Warrantholder would have received had it exercised this Warrant in full immediately prior to the record date of such payment, distribution or offer or, in the absence of a record date, immediately prior to the date of such payment, distribution or offer.

          Section 3.4. MERGERS, CONSOLIDATIONS, RECLASSIFICATIONS. In the case of any reorganization or reclassification of the outstanding Depositary Shares (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination) or in the case of any consolidation of the Company into, or merger of the Company with another corporation in which it is not the surviving entity (or it is the surviving entity, but its Depositary Shares become shares of another corporation), or in the case of any sale, lease or conveyance of all, or substantially all, of the property, assets, business and goodwill of the Company as an entirety, the Warrantholder shall thereafter have the right upon exercise of this Warrant to receive the kind and amount of shares of stock and other securities, cash and property receivable upon such reorganization, reclassification, consolidation, merger or disposition by a holder of the number of Depositary Shares which the Warrantholder would have received had it exercised this Warrant immediately prior to such reorganization, reclassification, consolidation, merger or disposition, at a price equal to the aggregate Warrant Price then in effect for exercising this Warrant in full (the kind, amount and price of such stock and other securities to be subject to adjustment as herein provided); provided, however, that the kind and amount of such shares of stock and other securities, cash and other property shall be determined as if any payment made to the holders of warrants issued pursuant to the Securities Purchase Agreement dated as of January 31, 1997 among the Company, Triumph Connecticut Limited Partnership and the other purchasers named therein upon such reorganization, reclassification, consolidation, merger or disposition in excess of the amount such holders would otherwise have been entitled to receive under the terms of such warrants without regard to Section 8.3(b) (or successor provision) of such Securities Purchase Agreement had not been made. The foregoing provisions of this Section 3.4 shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers and dispositions.

          Section 3.5. NOTICE OF ADJUSTMENT. Whenever the Warrant Price or the number of Warrant Shares shall be adjusted pursuant to the provisions of Article III, the Company shall prepare and deliver forthwith to the Warrantholder a certificate signed by the President of the Company and by its Chief Financial Officer, setting forth the adjusted number of Warrant Shares purchasable upon the exercise of this Warrant and the Warrant Price calculated to the nearest cent and setting forth in reasonable detail the method of calculation and the facts requiring such adjustment and upon which such calculation is based.

          Section 3.6. NOTICE OF CERTAIN CORPORATE ACTION. In case at any time:

               (A) the Company shall declare any dividend (or any other distributions) on Depositary Shares; or

               (B) the Company shall authorize the granting to all holders of its Depositary Shares of rights to subscribe for or purchase any shares of stock of any class or of any other rights; or

               (C) there shall be any reclassification of the Depositary Shares or capital stock of the Company; or

               (D)  there shall be any capital reorganization by the Company; or

               (E) there shall be any (i) consolidation or merger involving the Company, other than the merger contemplated by the Merger Agreement, or (ii) sale, transfer or other disposition of all or substantially all of the Company property, assets or business (except a merger or other reorganization in which the Company shall be the surviving corporation and its shares of capital stock shall continue to be outstanding and unchanged and except a consolidation, merger, sale, transfer or other disposition involving a wholly-owned subsidiary); or

               (F) there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Company or any partial liquidation of the Company or distribution to holders of Depositary Shares;

then, in each of such cases, the Company shall give written notice to the Warrantholder of the date on which (i) the books of the Company shall close or a record date shall be fixed for such dividend, distribution or subscription rights or (ii) such reorganization, reclassification, consolidation, merger, disposition, dissolution, liquidation or winding-up, as the case may be, shall take place. Such notice also shall specify the date as of which the holders of Depositary Shares of record shall participate in such dividend, distribution or subscription rights, or shall be entitled to exchange their depositary receipts for Depositary Shares for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, disposition, dissolution, liquidation or winding-up, as the case may be. Such notice shall be given at least twenty (20) days prior to the action in question and not less than twenty (20) days prior to the record date or the date on which the Company transfer books are closed in respect thereto.

          Section 3.7. ADJUSTMENT FOR EXPIRATION OF CALL OPTION. From and after the Option Expiration Date, this Warrant shall be exercisable into a number of shares of Common Stock of the Company equal to the number of shares of Common Stock that the Warrantholder would have received upon the exchange of the Depositary Shares that the Warrantholder would have received had it exercised this Warrant in full immediately prior to the Option Expiration Date. From and after the Option Expiration Date, all references herein to Depositary Shares shall be deemed to include the Common Stock of the Company.

          Section 3.8. FORM OF WARRANT AFTER ADJUSTMENTS. The form of this Warrant need not be changed because of any adjustments in the Warrant Price or the number or kind of the Warrant Shares.


                                   ARTICLE IV

                                  MISCELLANEOUS

          Section 4.1. SUCCESSORS AND ASSIGNS; TRANSFERS.

          (a) The terms of this Warrant shall be binding upon, inure to the benefit of and be enforceable by and against any successors or assigns of the Company and of the Warrantholder; PROVIDED, HOWEVER, that the Company may not assign its rights or obligations hereunder.

          (b) Subject to the provisions of paragraph (f) below and Section 17.3 of the Purchase Agreement, this Warrant and all rights hereunder are transferable by the Warrantholder, in whole or in party, upon surrender of this Warrant with a properly executed assignment at the principal office of the Company.

          (c) Any transferee to whom rights hereunder are transferred shall, as a condition to such transfer, deliver to the Company a written instrument by which such transferee agrees to be bound by the obligations imposed upon the Warrantholder under this Warrant to the same extent as if such transferee was the Warrantholder.

          (d) The Company will maintain a register containing the names and addresses of the Warrantholders of the Warrants. Any Warrantholder may change its or his address as shown on the warrant register by written notice to the Company requesting such change.

          (e) Until any transfer of this Warrant is made in the warrant register, the Company may treat the Warrantholder as the absolute owner hereof for all purposes; provided, however, that if and when this Warrant is properly assigned in blank, the Company may (but shall not be obligated to) treat the bearer hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary.

          (f) This Warrant and the Warrant Shares shall not be sold or transferred unless either (i) they first shall have been registered under the Securities Act or (ii) the Company first shall have been furnished with an opinion of legal counsel, reasonably satisfactory to the Company, to the effect that such sale or transfer is exempt from the registration requirements of the Securities Act.

          (g) Each certificate representing Warrant Shares shall bear a legend substantially in the following form:

               "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be offered, sold or otherwise transferred, pledged or hypothecated unless and until such securities are registered under such Act or an opinion of counsel reasonably satisfactory to the Company is obtained to the effect that such registration is not required."

          The foregoing legend shall be removed from the certificates representing any Warrant Shares, at the request of the holder thereof, at such time as they become eligible for resale pursuant to Rule 144(k) under the Securities Act.

          Section 4.2. RIGHTS AS STOCKHOLDER. Except as provided herein, the Warrantholder, as such, shall not be entitled to vote or be deemed to be a stockholder of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Warrantholder, as such, any rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action or receive notice of meetings.

          Section 4.3. ACCEPTANCE BY WARRANTHOLDER. Receipt of this Warrant by the Warrantholder shall constitute acceptance of an agreement to the foregoing terms and conditions.

          Section 4.4. GOVERNING LAW. This Warrant and the rights of the parties hereunder shall be governed in all respects by the laws of the State of New York, without giving effect to the provisions thereof relating to conflicts of law.

          Section 4.5. SEVERABILITY. In case any provision of this Warrant shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

          Section 4.6. NOTICES. Any notices or certificates by the Company to the Warrantholder and by the Warrantholder to the Company shall be deemed delivered if in writing and delivered in person or by registered mail (return receipt requested) to the Warrantholder, at its address in the registry of Warrantholders maintained by the Company, and if to the Company, at 187 Ballardvale Street, Suite B125, Wilmington, MA 01887, Attention: Principal Financial Officer. The Company may change its address by written notice to the Warrantholder.

          Section 4.7. AMENDMENT. This Warrant may be amended or modified (or any provision hereof waived) only if Warrantholders holding at least eighty percent (80%) of the Warrant Shares (assuming exercise of all the Warrants) shall approve such amendment, modification or waiver in writing; PROVIDED, HOWEVER, that no amendment that adversely affects the rights of any Warrantholder in a manner different from the rights of the other Warrantholders shall be effective against such Warrantholder unless approved in writing by such Warrantholder. After an amendment, modification or waiver of a provision the Warrants becomes effective, the Company shall mail to the Warrantholders a notice briefly describing the amendment, modification or waiver.

          IN WITNESS WHEREOF, this Warrant has been duly executed by the Company under its corporate seal as of the 15th day of October, 1999.



                                           ASCENT PEDIATRICS, INC.


                                           By:_________________________________
                                              Name:

                                                                    EXHIBIT C


                             ASCENT PEDIATRICS, INC.


                          SECOND SUPPLEMENTAL AGREEMENT

                             DATE: OCTOBER 15, 1999

          SECOND SUPPLEMENTAL AGREEMENT (the "Agreement") dated as of October 15, 1999 among Ascent Pediatrics, Inc., a Delaware corporation (the "Company"), Alpharma USPD Inc., a Maryland corporation (the "Lender"), Alpharma Inc., a Delaware corporation (the "Parent"), State Street Trust Bank and Trust Company (the "Depositary") and each of the Original Lenders named in the Subordination Agreement described below.

          WHEREAS, pursuant to the Loan Agreement dated as of February 16, 1999 among the Company, the Lender and the Parent (the "Loan Agreement"), the Lender has agreed to loan to the Company an aggregate of up to $40 million from time to time upon the terms and conditions set forth therein, as amended as described below;

          WHEREAS, the Lender, the Company and the Depositary are parties to a Depositary Agreement dated February 16, 1999, as amended as described below (the "Depositary Agreement"):

          WHEREAS, the Lender, the Company and the Original Lenders named therein are parties to a Subordination Agreement dated February 16, 1999, as amended as described below (the "Subordination Agreement"):

          WHEREAS, the Company, the Lender and the Parent are parties to a Master Agreement dated February 16, 1999, as amended as described below (the "Master Agreement");

          WHEREAS, the Loan Agreement, Depositary Agreement, Subordination Agreement and the Master Agreement were amended pursuant to the terms of the Supplemental Agreement dated July 1, 1999 between the parties hereto (the "Supplemental Agreement"):

          WHEREAS, the parties hereto wish to further supplement and amend the Loan Agreement, the Depositary Agreement, the Master Agreement, the Subordination Agreement and the Supplemental Agreement upon the terms and conditions set forth herein;

          WHEREAS, the Lender is the sole holder of the Note (as defined in the Loan Agreement) and the parties are entering into this Second Supplemental Agreement (to the extent it modifies the Loan Agreement) pursuant to Section
12.1 of the Loan Agreement;

          WHEREAS, on or prior to the date hereof, this Second Supplemental Agreement has been approved by a majority of the Non-Alpharma Directors pursuant to Section 9.01 of the Depositary Agreement and Section 8.5 of the Master Agreement;

          NOW, THEREFORE, in consideration of the premises, it is agreed by and among the parties hereto as follows:

                                    ARTICLE I
                                DEFINITIONS, ETC.

1.1 Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Loan Agreement or in the Ancillary Agreements (as defined in the Loan Agreement).

1.2       Unless the context otherwise requires:

          a.   a term has the meaning assigned to it;

          b. an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

          c.   "or" is not exclusive;

          d. words in the singular include the plural and in the plural include the singular;

          e.   provisions apply to successive events and transactions; and

          f. "herein", "hereof" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision.

1.3 This Agreement amends and supplements the Loan Agreement, the Depositary Agreement, the Subordination Agreement, the Guaranty Agreement, the Master Agreement and the Supplemental Agreement. In case of any inconsistency between the terms of this Agreement and the Loan Agreement, the Depositary Agreement, the Subordination Agreement, the Guaranty Agreement, the Master Agreement, or the Supplemental Agreement, the terms of this Agreement shall govern. In the absence of such inconsistency, all provisions of the Loan Agreement, the Depositary Agreement, the Subordination Agreement, the Guaranty Agreement, the Master Agreement and the Supplemental Agreement shall remain in full force and effect. Without limiting the foregoing, the conditions set forth in Article II hereof shall for all purposes be considered part of the Loan Agreement. Any reference to the Loan Agreement, the Depositary Agreement, the Master Agreement, the Guaranty Agreement, the Subordination Agreement or the Supplemental Agreement in any such agreement or to the Ancillary Agreements shall be deemed to be a reference to such agreement as modified hereby. Any reference in any such agreement to approval or adoption of the Merger Agreement and the transactions contemplated thereby shall be deemed to be a reference to the Merger Agreement and such transactions as modified hereby.

1.4 The parties may sign any number of copies of this Agreement. Each signed copy shall be an original and may be signed in counterparts, but all of them together represent the same agreement.

1.5 The laws of the State of New York, without regard to principles of conflicts of law, shall govern this Agreement to the extent it modifies the Loan Agreement or the Subordination Agreement. The laws of the State of Delaware, without regard to principals of conflict of laws, shall govern this Agreement to the extent it modifies the Depositary Agreement or the Master Agreement.


                                   ARTICLE II
               ADDITIONAL CONDITIONS AND OBLIGATIONS OF THE LENDER

2.1 The obligation of the Lender to make any Loans on or after the date hereof is subject to the fulfillment to its reasonable satisfaction, or the waiver by the Lender, on or prior to the applicable Loan Date, of each of the following additional conditions:

          (a) The Fourth Amendment to the May 1998 Securities Purchase Agreement in the form attached hereto as Exhibit A (the "Fourth Amendment to the Securities Purchase Agreement") shall be in full force and effect and

          (b) The Company and each of the Furman Selz Entities shall have performed in all material respects all of their respective obligations under the Fourth Amendment to the Securities Purchase Agreement including, without limitation, the satisfaction of the conditions set forth in Section 2.2(b) thereof.

2.2 The obligation of the Lender to make any Secured Loans (as defined in the Loan Agreement (as amended)) on or after the date hereof is subject to the fulfillment to its reasonable satisfaction, or the waiver by Lender, on or prior to the applicable Loan Date, of each of the following conditions:

          (a) The Lender shall be reasonably satisfied that the security interest required by Section 13.10 of the Loan Agreement (as amended) has attached to the Collateral (as defined in the Loan Agreement) and

          (b) The Amendment to the Subordination Agreement, in the form attached hereto as Exhibit B shall be in full force and effect.


                                   ARTICLE III
                            AGREEMENTS AND AMENDMENTS

THE PLAN UPDATE

3.1 The Lender agrees that the Company delivered to the Lender, on or about September 21, 1999, a detailed operating plan covering the periods through December 31, 2001 which includes, on an annual basis, $1.4 million in research and development and sales force expenditure reductions from the previously approved Plan and reflects the immediate commercial introduction of the Primsol product. The representatives of the Company and the Lender agree to cause their respective representatives to the Screening Committee to take all action necessary to approve said September 21, 1999 plan as an Update, as that term is used in Section 4.1 of the Supplemental Agreement.

THE SECURED LOAN

3.2 The Loan Agreement (as amended) is further amended by adding the following definitions to Section 1.1 thereof:

               "Secured Loans" means all Project Loans and Screened Project
               Loans.

               "Collateral" means all assets, properties, contract rights and other intangibles and chooses in action purchased, licensed or otherwise acquired by the Company with the proceeds of a Secured Loan.

3.3 The Loan Agreement (as amended) is further amended by adding the following clause to Article XIII of the Loan Agreement:

          13.10 SECURITY.

               As security for the full and timely payment of all Secured Loans and the performance of all obligations contained herein in connection with the Secured Loans, the Company covenants that it will, on or before each Loan Date for a Secured Loan, do or cause to be done, all things necessary in the reasonable opinion of the Lender and, its counsel, to grant to the Lender a duly perfected first priority purchase money security interest in all of the Collateral acquired by Company with the proceeds of said Secured Loan. At the request of the Lender, the Company will cause its duly authorized officers to execute on its behalf, any certificate, instrument, statement or document, or to procure any such certificate, instrument, statement or document, or to take such other action which the Lender's counsel reasonably deems necessary, from time to time, to create, continue or preserve Lender's security interest in and to the Collateral (and the perfection and priority thereof) as contemplated hereby, specifically including the execution of such security agreement and the filing of such financing statements in the form reasonably requested by Lender's counsel.

3.4 Section 7.2 of the Loan Agreement is hereby amended by adding the following clause to the beginning of the first sentence thereof:

               "Except for any security interest in the Collateral with respect to Secured Loans and Fourth Amendment Advances (as defined in the Fourth Amendment to the Securities Purchase Agreement), ..."

THE OPTION EXERCISE PERIOD

3.5       The definition of the term "2001 Audited Financial Statements" in
          Article I of the Depositary Agreement (as amended by the Supplemental Agreement) is hereby amended by changing (a) the term "2001 Audited Financial Statements" to the term "2002 Audited Financial Statements" in said definition and in each other place where the term "2001 Audited Financial Statements" appears in the Depositary Agreement and
          (b) the date "December 31, 2001" to "December 31, 2002" in each of the two places it appears in said definition.

3.6 The definition of the term "Adjusted 2001 Operating Income" in Article I of the Depositary Agreement (as amended by the Supplemental Agreement) is hereby amended by changing (a) the term "Adjusted 2001 Operating Income" to the term "2002 Operating Income" in said definition and in each other place where the term "Adjusted 2001 Operating Income" appears in the Depositary Agreement and (b) the date "December 31, 2001" to "December 31, 2002" in each of the five places it appears in said definition.

3.7 The definition of the term "Excluded Interest Expense" in Article I of the Depositary Agreement (as amended by the Supplemental Agreement) is hereby amended by changing the date "December 31, 2001" each time it appears to "December 31, 2002."

3.8 The definition of the term "GAAP Adjustments" in Article I of the Depositary Agreement (as amended by the Supplemental Agreement) is hereby amended by changing (a) all references to "2000" and "2001" to "2001" and "2002", respectively and (b) all references to "December 31, 2001" and "December 31, 2002" to "December 31, 2002" and "December 31, 2003", respectively.

3.9 The definition of the term "Option Expiration Date" in Article I of the Depositary Agreement (as amended by the Supplemental Agreement) is hereby amended by changing the term "December 31, 2002" to "December 31, 2003".

3.10 Section 3.01 of the Depositary Agreement (as amended by the Supplemental Agreement) is hereby amended by (a) restating the last sentence of subsection (a) as follows:

               "The Company may elect to exercise the Call Option by delivery of the Call Option Exercise Notice to the Depositary at any time during the period (the "Call Period") commencing February 1, 2003 and continuing until December 31, 2003."

          and (b) changing the two references to "January 15, 2003" in subsection (b) to "January 15, 2004".

3.11 Section 4.01 of the Depositary Agreement (as amended by the Supplemental Agreement) is hereby amended by (a) restating the first sentence of subsection (a) as follows:

               "The Company shall deliver the Option Exercise Deliverables to Alpharma on or before March 30, 2003."

          and (b) changing the reference to "January 1, 2002" in subsection (b)
          (v) to "January 1, 2003".

3.12 Section 4.03 (c) (i) of the Depositary Agreement (as amended by the Supplemental Agreement) is hereby amended by changing the reference to "September 30, 2001" to "September 30, 2002".

3.13 Section 5.02 (b) of the Depositary Agreement (as amended by the Supplemental Agreement) is hereby amended by changing the reference in the second paragraph thereof from "January 15, 2003" to "January 15, 2004".

3.14      Section 2.6 of the Loan Agreement (as amended) is hereby amended by
          (a) changing the reference to "December 31, 2002" to "December 31, 2003" and (b) changing the reference to "February 28, 2003" to "February 28, 2004".

3.15 Section 2.7 of the Loan Agreement (as amended) is hereby amended by changing the reference to "December 31, 2002" to "December 31, 2003".

3.16 Section 6.8 of the Loan Agreement (as amended) is hereby amended by changing the reference to the "2001 fiscal year" to the "2002 fiscal year".

3.17 It is recognized that the stockholders of Ascent must approve the amendments contained in Sections 3.5 through 3.16 of this Agreement (the "Option Extension Provisions") in order for such provisions to be effective. The parties therefore agree that the Option Extension Provisions shall have no force and effect unless and until approved by the holders of a majority of the Depositary Shares (the "Favorable Shareholder Vote") and that, at all times prior to a Favorable Shareholder Vote, the Depositary Agreement shall continue to be in full force and effect in the form existing without considering the Option Extension Provisions. A Favorable Shareholder Vote shall be deemed to have taken place (and the Option Extension Provisions shall thereupon be effective as amendments to the Depositary Agreement) upon the delivery to the Lender and the Depositary of an opinion of the Company's counsel to the effect that a Favorable Shareholder Vote has taken place and that each of the Agreements referred to in Section 1.3 of this Agreement (as amended hereby) are valid, binding and enforceable against the Company. The failure to obtain a Favorable Shareholder Vote shall not effect any of the amendments or terms of this Agreement other than the Option Extension Provisions.

THE MINIMUM PURCHASE PRICE

3.18 Subclause (i) of Clause (A) of the definition of "Option Exercise Price" in Article I of the Depositary Agreement (as amended by the Supplemental Agreement) is amended and restated in its entirety as follows:

               "$140,000,000 plus an amount equal to all funds actually advanced to the Company under the Fourth Amendment to the Securities Purchase Agreement and which have not been repaid as of the date of delivery of the Option Exercise Deliverables."

CONDITIONS FOR UNRESTRICTED LOANS

3.19 The Lender agrees that the existence of a Plan or Update approved by the Screening Committee (as those terms are defined in the Supplemental Agreement) is not a condition precedent to the Lender's obligation to fund an Unrestricted Loan, and that Article III, Section
          (c) of the Supplemental Agreement is hereby amended and restated as follows:

                  "The Lender shall be reasonably satisfied that the proceeds of any Project Loans or Screened Loans will be used for the purposes approved by the Screening Committee pursuant to
                  Section 4.3 of this Agreement."

3.20 Section 4.1 of the Supplemental Agreement is hereby amended by deleting the entire third sentence of such Section which begins as follows:

                  "Notwithstanding Section 6.6 of the Loan Agreement, the Company shall use the proceeds of Unrestricted Loans only for the purposes specified in the Plan..."

GENERAL

3.21 The definition of the term "Option Expiration Date" in the Depositary Agreement (as amended by the Supplemental Agreement) is amended by adding the following text to the end of such definition:

               "or Article II of the Second Supplemental Agreement dated October 13, 1999 between the same parties".

3.22 Subclause III of Clause Y of the provision in the definition of the term "Option Exercise Price" in the Depositary Agreement (as amended by the Supplemental Agreement) is amended and restated in its entirety as follows:

               "(III) the 7.5% Convertible Subordinated Notes due July 1, 2004, in each case outstanding as of the Option Closing Date, or issued or issuable upon exercise of the warrants issued pursuant to the Series G Agreement, as amended by the fourth amendment hereto, dated as of October 1, 1999 (to the extent any shares continue to be held as of the Option Closing Date by one of the purchasers set forth on Schedule 1 to the Series G Agreement as so amended or an Affiliate of any such purchaser), the Original Option Exercise Price, and"

3.23 Section 7.1(i) of the Loan Agreement is hereby amended and restated as follows:

          "(i) Indebtedness incurred pursuant to the Third and Fourth Amendments to the May 1998 Securities Purchase Agreement."

3.24 The Loan Agreement is hereby amended to amend and restate clause (i) of the definition of "Impairment Event" in its entirety as follows:

          "(i) the existence of a Negative Equity Position, provided, however, that notwithstanding the requirements of GAAP, (A) any amounts outstanding under the 8% Subordinated Notes, (B) any amounts outstanding under any debt securities issued upon conversion or exchange of the Series G Preferred and (C) any amounts outstanding under the Company's 7.5% Convertible Subordinated Notes due July 1, 2004 (including, without limitation, any Notes issued under the Fourth Amendment to the Securities Purchase Agreement) shall be considered to be equity for purposes of this clause only;".

3.25 The Lender consents to the Company entering into the Fourth Amendment to the Securities Purchase Agreement and consummating the transactions contemplated thereby including, without limitation, for the purpose of Sections 7.7 and 7.12 of the Loan Agreement, as amended.

          IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first set forth above.

                                            ASCENT PEDIATRICS, INC.


                                            By: /S/  EMMETT CLEMENTE
                                                ----------------------
                                                Name:   Emmett Clemente
                                                Title:  Chairman


                                            ALPHARMA USPD INC.


                                           By:  /S/  THOMAS L. ANDERSON
                                                -----------------------
                                                Name:  Thomas L. Anderson
                                                Title: President


                                           ALPHARMA INC.

                                            By:  /S/ JEFFREY E. SMITH
                                                 -----------------------
                                                 Name:  Jeffrey E. Smith
                                                 Title: Vice President, Finance


                                           STATE STREET BANK AND TRUST COMPANY

                                           By:   /S/ CHARLES ROSSI
                                                 -----------------------
                                                 Name:  Charles Rossi
                                                 Title: Vice President

                                                                   EXHIBIT D


                  AMENDED AND RESTATED SUBORDINATION AGREEMENT

          This AMENDED AND RESTATED SUBORDINATION AGREEMENT (this "Agreement") is dated as of October 15, 1999 and made among ASCENT PEDIATRICS, INC., a Delaware corporation (the "Company"), the original lenders named on the signature pages hereto (the "Original Lenders"), and ALPHARMA USPD, INC., a Maryland corporation ("Alpharma").

          WHEREAS, the Original Lenders have entered into a Series G Securities Purchase Agreement dated as of May 13, 1998, with the Company, pursuant to which they purchased 7,000 shares of Series G Preferred Stock of the Company (the "Series G Preferred") and $9,000,000 principal amount of 8% Subordinated Notes of the Company (the "Subordinated Notes");

          WHEREAS, the Original Lenders have exchanged all outstanding shares of the Series G Preferred for 8% Convertible Subordinated Notes (the "8% Convertible Notes");

          WHEREAS, the Series G Securities Purchase Agreement has been further amended by the third and fourth amendments thereto, which provided for the issuance from time to time of 7.5% Convertible Subordinated Notes of the Company (the "7.5% Convertible Notes" and, together with the 8% Convertible Notes and the Subordinated Notes, the "Furman Notes");

          WHEREAS, Alpharma has entered into a Loan Agreement (the "Loan Agreement") with the Company, as amended to date, pursuant to which Alpharma will make a First Loan and Unrestricted Loans to the Company in the maximum principal amount of up to $12,000,000 (the "Alpharma Note") and Project Loans and Screened Project Loans to the Company in the maximum principal amount of $28,000,000 (the "Secured Loans"); and

          WHEREAS, the extension of credit by Alpharma to the Company will benefit the Original Lenders, and in extending such credit, Alpharma has relied on the subordination of the Original Lenders as hereinafter set forth;

          WHEREAS, the parties hereto have entered into a Subordination Agreement dated February 16, 1999 (the "Subordination Agreement");

          NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby mutually acknowledged, the parties hereby amend and restate the Subordination Agreement in its entirety as follows:

          1. DEFINITIONS. Capitalized terms used but not defined herein shall have the meanings set forth in the Loan Agreement. The following definitions shall for all purposes apply to the respective terms used in this Agreement.

          "OFFICERS' CERTIFICATE" means the certificate signed by two Officers or by an Officer and an Assistant Treasurer or an Assistant Secretary of the Company.

          "SENIOR INDEBTEDNESS" means the principal, premium, if any, and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceeding), fees, charges, expenses, reimbursement and indemnification obligations, and all other amounts payable under or in respect of Secured Loans and Borrowed Money Indebtedness in an aggregate principal amount not greater than $50,000,000 (which in the case of clause (C)(i) prior to or on the Option Expiration Date, must consist solely of Screened Project Indebtedness and (ii) thereafter, may include up to $10,000,000 of Borrowed Money Indebtedness that is not Screened Project Indebtedness), which in the case of clause (C) is designated by the Company as Senior Indebtedness.

          2. SUBORDINATION.

          2.1 AGREEMENT TO SUBORDINATE. The Company, Alpharma and the Original Lenders agree, that (a) the Indebtedness evidenced by the Alpharma Note and the Furman Notes and the payment of principal thereof will be subordinated in right of payment to the prior payment in full of the Senior Indebtedness and (b) such portion of the Furman Notes equal in principal amount to the amount of any Negative Equity Position existing as the result of or at the time of a payment will be subordinate in right of payment to the Alpharma Note, all as provided in this Section 2. To the extent not subordinate in right of payment pursuant to clause (b) of the immediately preceding sentence, the Furman Notes will rank pari passu with the Alpharma Note.

          2.2 LIQUIDATION; DISSOLUTION; BANKRUPTCY. Upon any distribution of assets to creditors of the Company in a liquidation, winding up or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property:

          (a) holders of Senior Indebtedness shall be entitled to receive payment in full in cash of the principal of and interest (including interest accruing after the commencement of any such proceeding) to the date of payment on the Senior Indebtedness before holders of the Alpharma Note or the Furman Notes shall be entitled to receive any payment of principal of or interest on the Alpharma Note and the Furman Notes, respectively;

          (b) holders of the Alpharma Note and the Furman Notes shall be entitled to receive payment in full in cash (or to share ratably in any payment if payment in full is not possible) of the principal and interest (including interest accruing after the commencement of any such proceeding) to the date of payment; PROVIDED, HOWEVER, that if the Company has a Negative Equity Position as a result of or at the time of the payment contemplated hereby, holders of the Alpharma Note shall be entitled to receive payment in cash of principal and interest (including interest accruing after the commencement of any such proceeding) to the date of payment on the Alpharma Note in an amount equal to the amount of such Negative Equity Position, before holders of the Furman Notes shall be entitled to receive any payment of principal of or interest on the Furman Notes; and

          (c) until the Senior Indebtedness is paid in full in cash, any distribution to which Alpharma or the Original Lenders would be entitled but for this Section shall be made to holders of Senior Indebtedness as their interests may appear.

          (d) until the portion of the Alpharma Note equal in principal amount to the amount of any Negative Equity Position existing as the result of or at the time of a payment is paid in full in cash, any distribution to which holders of the Furman Notes would be entitled but for this Section shall be made to holders of the Alpharma Note as their interests may appear.


          2.3 COMPANY NOT TO MAKE PAYMENTS WITH RESPECT TO SECURITIES IN CERTAIN CIRCUMSTANCES.

          (a) Under any circumstances,

               (i) No payment of principal of, or premium, if any, or interest may be made by the Company, directly or indirectly, on the Alpharma Note or Furman Notes at any time if a default in payment or interest on Senior Indebtedness exists, and (A) such default is subject to judicial proceedings or (B) notice of such default has been received by the Company from a holder of Senior Indebtedness, unless and until such default shall have been cured or waived or shall have ceased to exist. During the continuance of any event of default with respect to any Senior Indebtedness, as such event of default is defined under any such Senior Indebtedness or in any agreement pursuant to which any Senior Indebtedness has been issued (other than default in payment of the principal of, or premium, if any, or interest on any Senior Indebtedness), permitting the holders of such Senior Indebtedness to accelerate the maturity thereof, no payment may be made by the Company, directly or indirectly, with respect to principal of, or premium, if any, or interest on the Alpharma Note or Furman Notes for 183 days following written notice to the Company, from any holder or holders of such Senior Indebtedness or their representative or representatives or the trustee or trustees under any indenture payment under which any instrument evidencing any such Senior Indebtedness may have been issued, that such an event of default has occurred and is continuing. However, if the maturity of such Senior Indebtedness is accelerated, no payment may be made on the Alpharma Note or Furman Notes until such Senior Indebtedness that has matured has been paid or such acceleration has been cured or waived.

               (ii) In the event that, notwithstanding the foregoing, any payment by the Company of any kind or character, whether in cash, property or securities, prohibited by the foregoing, shall be received by holders of the Alpharma Note or the Furman Notes before all Senior Indebtedness is paid in full, in cash, or provision is made for such payment to the satisfaction of the holders thereof, and if such fact shall then have been or thereafter be made known to such holders, then and in such event such payment shall be paid over or delivered to the holders of Senior Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all Senior Indebtedness in full, after giving effect to any concurrent payment to or for the holders of such Senior Indebtedness, and, until so delivered, the same shall be held in trust by holders of the Alpharma Note or the Furman Note as the property of the holders of Senior Indebtedness.

               (iii) The holders of Senior Indebtedness may, at any time and from time to time, without the consent of or notice to holders of the Alpharma Note or the Furman Notes, without incurring responsibility to holders of the Alpharma Note or the Furman Notes and without impairing or releasing the obligations of holders of the Alpharma Note or the Furman Notes hereunder to the holders of Senior Indebtedness: (A) change the manner, place or terms of payment or change or extend the time of payment of, or renew or alter, Senior Indebtedness, or otherwise amend in any manner Senior Indebtedness or any instrument evidencing the same or any agreement under which Senior Indebtedness is outstanding;
                    (B) sell, exchange, release or otherwise deal with any Property pledged, mortgaged or otherwise securing Senior Indebtedness; (C) release any Person liable in any manner for the collection of Senior Indebtedness; and/or (D) exercise or refrain from exercising any rights against the Company and any other Person.

          (b) In the event there is a Negative Equity Position at the time of or as a result of any payment

               (i) No payment of principal of, or premium, if any, or interest may be made by the Company, directly or indirectly, on such portion of the Furman Notes equal in principal amount to the amount of such Negative Equity Position at any time if a default in payment or interest on the Alpharma Note exists, and (A) such default is subject to judicial proceedings or
                    (B) notice of such default has been received by the Company from a holder of the Alpharma Note, unless and until such default shall have been cured or waived or shall have ceased to exist. During the continuance of any event of default with respect to the Alpharma Note, as such event of default is defined under the Alpharma Note or in the Loan Agreement as amended from time to time (other than default in payment of the principal of, or premium, if any, or interest on the Alpharma Note), permitting the holders of the Alpharma Note to accelerate the maturity thereof, no payment may be made by the Company, directly or indirectly, with respect to principal of, or premium, if any, or interest on such portion of the Furman Notes equal in principal amount to the amount of such Negative Equity Position for 183 days following written notice to the Company, from any holder or holders of the Alpharma Note or their representative or representatives, that such an event of default has occurred and is continuing. However, if the maturity of the Alpharma
                    Note is accelerated, no payment may be made on such portion of the Furman Notes equal in principal amount to the amount of such Negative Equity Position until the Alpharma Note has been paid to the extent it has matured or such acceleration has been cured or waived.

               (ii) In the event that, notwithstanding the foregoing, any payment by the Company of any kind or character, whether in cash, property or securities, prohibited by the foregoing, shall be received by holders of the Furman Notes before such portion of the Alpharma Note equal in principal amount to the amount of such Negative Equity Position is paid in full, in cash, or provision is made for such payment to the satisfaction of the holders thereof, and if such fact shall then have been or thereafter be made known to such holders, then and in such event such payment shall be paid over or delivered to the holders of the Alpharma Note or their representative or representatives, as their respective interests may appear, for application to the payment of any portion of the Alpharma Note remaining unpaid to the extent necessary to pay such portion of the Alpharma Note equal in principal amount to the amount of such Negative Equity Position in full, after giving effect to any concurrent payment to or for the holders of the Alpharma Note, and, until so delivered, the same shall be held in trust by holders of the Furman Notes as the property of the holders of the Alpharma Note.

               (iii) The holders of the Alpharma Note may, at any time and from time to time, without the consent of or notice to holders of the Furman Notes, without incurring responsibility to holders of the Furman Notes and without impairing or releasing the obligations of holders of the Furman Notes hereunder to the holders of the Alpharma Note: (A) change the manner, place or terms of payment or change or extend the time of payment of, or renew or alter, the Alpharma Note, or otherwise amend in any manner the Alpharma Note or any instrument evidencing the same or any agreement under which the Alpharma Note is outstanding; (B) sell, exchange, release or otherwise deal with any Property pledged, mortgaged or otherwise securing the Alpharma Note; (C) release any Person liable in any manner for the collection of the Alpharma Note; and/or (D) exercise or refrain from exercising any rights against the Company and any other Person.

                    Nothing contained in this Section 2 will limit the right of holders of the Alpharma Note or the Furman Notes to take any action to accelerate the maturity of Senior Indebtedness, the Alpharma Note or the Furman Notes or to pursue any rights or remedies hereunder.

          2.4 ACCELERATION OF SECURITIES. If payment of the Alpharma Note or Furman Notes is accelerated because of an event of default, the Company shall promptly notify holders of Senior Indebtedness of the acceleration. If payment of the Furman Notes is accelerated because of an event of default, the Company shall promptly notify Alpharma.

          2.5 NOTICE BY COMPANY. The Company shall promptly notify (a) holders of the Alpharma Note or the Furman Notes, as applicable, in writing of any facts known to the Company that would cause a payment of principal of or interest on the Alpharma Note or the Furman Notes, as applicable, to violate this Section, but failure to give such notice shall not affect the subordination of the Alpharma Note and the Furman Notes, as applicable, to the Senior Indebtedness as provided in this Section or the subordination of the Furman Notes to the Alpharma Note as provided in this Section.

          2.6 SUBROGATION. (a) After all Senior Indebtedness is paid in full in cash and until the Alpharma Note and the Furman Notes are paid in full in cash, holders of the Alpharma Note and the Furman Notes shall be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness to the extent that distributions otherwise payable to holders of the Alpharma Note and the Furman Notes have been applied to the payment of Senior Indebtedness. A distribution made under this Section to holders of Senior Indebtedness which otherwise would have been made to holders of the Alpharma Note and the Furman Notes is not, as between the Company and holders of the Alpharma Note and the Furman Notes, a payment by the Company on Senior Indebtedness.

          (b) In the event of a Negative Equity Position, after such portion of the Alpharma Note equal in principal amount to the amount of such Negative Equity Position is paid in full in cash and until the Furman Notes are paid in full in cash, holders of the Furman Notes shall be subrogated to the rights of holders of the Alpharma Note to receive distributions applicable to the Alpharma Note to the extent that distributions otherwise payable to holders of the Furman Notes have been applied to the payment of the Alpharma Note. A distribution made under this Section to holders of the Alpharma Note which otherwise would have been made to holders of the Furman Notes is not, as between the Company and such holders, a payment by the Company on the Alpharma Note.

          2.7 RELATIVE RIGHTS. This Section 2 defines the relative rights of Alpharma, the Original Lenders and holders of Senior Indebtedness. Nothing in this Agreement shall:

          (a) affect the relative rights of Alpharma, the Original Lenders and creditors of the Company other than holders of Senior Indebtedness; or

          (b) prevent Alpharma or the Original Lenders from exercising their available remedies upon a Default or Event of Default, subject to the rights of holders of Senior Indebtedness and, where applicable, holders of the Alpharma Note to receive distributions otherwise payable to holders of the Alpharma Note or the Furman Notes.

          If the Company fails because of this Section to pay principal of or interest on the Alpharma Note or the Furman Notes on the due date, the failure is still a default or event of default.

          2.8 SUBORDINATION MAY NOT BE IMPAIRED BY COMPANY. No right of any holder of Senior Indebtedness to enforce the subordination of the indebtedness evidenced by the Alpharma Notes or the Furman Notes shall be impaired by any act or failure to act by the Company or by its failure to comply with this Agreement. No right of any holder of the Alpharma Note to enforce the subordination of the indebtedness evidenced by the Furman Notes shall be impaired by any act or failure to act by the Company or by its failure to comply with this Agreement.

          2.9 OFFICERS' CERTIFICATE. If there occurs an event referred to in
Section 2.2 or 2.3 the Company shall promptly give to Alpharma and the Original Lenders an Officers' Certificate (on which Alpharma and the Original Lenders may conclusively rely) identifying all holders of Senior Indebtedness and the principal amount of Senior Indebtedness then outstanding held by each such holder and stating the reasons why such Officers' Certificate is being delivered to Alpharma or the Original Lenders.

          2.10 OBLIGATION OF COMPANY UNCONDITIONAL. Nothing contained in this
Section 2 or elsewhere in this Agreement, the Loan Agreement, the May 1998 Securities Purchase Agreement, the Alpharma Note or the Furman Notes is intended to or shall impair, as between the Company, its creditors other than holders of Senior Indebtedness and Alpharma and the Original Lenders, the obligation of the Company, which is absolute and unconditional, to pay to Alpharma and the Original Lenders the principal of and interest on the Project Loans, Screened Project Loans, Alpharma Note and the Furman Notes, as applicable, as and when the same shall become due and payable in accordance with their terms, or is intended to or shall affect the relative rights of Alpharma and the Original Lenders and creditors of the Company other than the holders of the Senior Indebtedness, nor shall anything herein or therein prevent Alpharma and the Original Lenders from exercising all remedies otherwise permitted by applicable law upon default under this Agreement, subject to the rights, if any, under this
Section 2 of the holders of Senior Indebtedness and holders of the Alpharma Note, in respect of cash, property or securities of the Company received upon the exercise of any such remedy. Upon any distribution of assets of the Company referred to in this Section 2, Alpharma and the Original Lenders are entitled to rely upon any order or decree by any court of competent jurisdiction in which such dissolution, winding up, liquidation or reorganization proceedings are pending, or a certificate of the liquidating trustee or agent or other Person making any distribution to Alpharma and the Original Lenders for the purpose of ascertaining the Persons entitled to participate in such distribution, the holders of the Senior Indebtedness and other indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Section 2. Nothing contained in this Section 2 or elsewhere in this Agreement, Project Loans, Screened Project Loans, the Alpharma Note or the Furman Notes is intended to or shall affect the obligation of the Company to make, or prevent the Company from making, at any time except during the pendency of any dissolution, winding up, liquidation or reorganization proceeding, and except during the continuance of any default specified in Section 2.3 (not cured or waived), payments at any time of the principal or of interest on the Securities.

          2.11 THIS AGREEMENT NOT TO PREVENT EVENTS OF DEFAULT. The failure to make a payment of principal of or interest on the Alpharma Note or the Furman Notes by reason of any of the provisions of this Section 2 shall not be construed as preventing the occurrence of an Event of Default or an event of default under the Alpharma Note or the Furman Notes.

          3. EFFECT OF FAILURE TO PAY. The failure to make any payment on account of the Alpharma Note or the Furman Notes by reason of the operation of any provision of this Agreement shall not be construed as preventing the occurrence of an event of default under the applicable documents.

          4. NO DISPOSITION. No holder of the Alpharma Note or the Furman Notes will sell, assign, pledge, encumber or otherwise dispose of any of the Alpharma Note or the Furman Notes, as the case may be, unless such sale, assignment pledge, encumbrance or disposition is made expressly subject to this Agreement.

          5. LEGENDS. The Company and the holders of the Alpharma Note and the Furman Notes shall cause each instrument or document which now or hereafter evidences all or any portion of the Alpharma Note and the Furman Notes to be conspicuously marked with the following legend:

               THIS INSTRUMENT IS SUBJECT TO THE TERMS OF AN AMENDED AND RESTATED SUBORDINATION AGREEMENT DATED AS OF OCTOBER 15, 1999, AMONG ASCENT PEDIATRICS, INC., ALPHARMA USPD, INC. AND THE ORIGINAL LENDERS NAMED THEREIN, WHICH AGREEMENT IS INCORPORATED HEREIN BY REFERENCE. NOTWITHSTANDING ANY STATEMENT TO THE CONTRARY CONTAINED IN THIS INSTRUMENT, NO PAYMENT OF ANY NATURE ON ACCOUNT OF THE OBLIGATIONS HEREUNDER, WHETHER PRINCIPAL OR INTEREST, SHALL BE MADE, PAID, RECEIVED OR ACCEPTED EXCEPT IN ACCORDANCE WITH THE EXPRESS TERMS OF SUCH AGREEMENT.

          6. ENFORCEMENT. The holders of the Alpharma Note and the Furman Notes hereby acknowledge that the provisions of this Agreement are intended to be enforceable at all times, whether before or after the commencement of a proceeding in connection with or premised on the occurrence of a Bankruptcy Event.

          7. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon the Company, Alpharma and the Original Lenders. This Agreement shall be freely assignable at any time by Alpharma or the Original Lenders provided any such assignment is in conjunction with the assignment of the related Alpharma Note or Furman Notes.

          8. GOVERNING LAW. THIS AGREEMENT SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, EXCEPT FOR ITS RULES RELATING TO THE CONFLICTS OF LAW.

          9. AMENDMENTS AND WAIVERS. Except as otherwise provided herein, this Agreement may be changed, modified or waived only by a writing signed by the Company, Alpharma and the Original Lenders.

          10. FURTHER ASSURANCES. The Company, Alpharma and the Original Lenders each will, at the Company's expense and at any time and from time to time, promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or desirable, or that any of them may request, in order to protect any right or interest granted or purported to be granted by this Agreement or to enable the holders of the Alpharma Note or the Furman Notes to exercise and enforce their rights and remedies hereunder.

          11. NOTICES. All notices, requests, claims, and other communications to any party hereunder or pursuant to the terms hereof shaft be in writing. Any such notice, request, demand, claim, or other communication to any party hereunder shall be deemed duly delivered three Business Days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one Business Day after it is sent via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:

          Notices shall be addressed as follows: (i) if to the Company or Alpharma, to the addresses set forth in the Loan Agreement; (ii) if to the Original Lenders, to the addresses set forth in the May 1998 Securities Purchase Agreement; and (iii) to such other address as the party addressed shall have previously designated by written notice to the serving party, given in accordance with this Section 11. A notice not given as provided above shall, if it is in writing, be deemed given if and when actually received by the party to whom given.


                                    * * * * *

          IN WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


                                       ASCENT PEDIATRICS, INC.


                                       By: /S/  EMMETT CLEMENTE
                                           ----------------------------
                                           Name:   Emmett Clemente
                                           Title:  Chairman


                                       ALPHARMA USPD, INC.


                                       By:  /S/  THOMAS L. ANDERSON
                                            ----------------------------
                                            Name:   Thomas L. Anderson
                                            Title:  President


                                       ORIGINAL LENDERS:

                                       FURMAN SELZ INVESTORS II L.P.
                                       FS EMPLOYEE INVESTORS L.L.C.
                                       FS PARALLEL FUND L.P.

                                       By:  FS PRIVATE INVESTMENTS LLC
                                              MANAGER


                                       By:   /S/  JAMES L. LUIKART
                                             ----------------------------
                                             Name:   James L. Luikart
                                             Title:  Managing Member


                                       BANCBOSTON VENTURES INC.


                                       By:   /S/  MARCIA T. BATES
                                             ----------------------------
                                             Name:  Marcia T. Bates
                                             Title: Managing Director

                                     FLYNN PARTNERS


                                     By:     /S/  JAMES E. FLYNN
                                             -----------------------------
                                             Name:  James E. Flynn, General
                                                    Partner
                                                    Flynn Partners